As filed with the Securities and Exchange Commission on June 16, 2000

Registration No. 333-30168

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MAINSPRING COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	04-3314689 (I.R.S. Employer Identification Number)

One Main Street
Cambridge, Massachusetts 02142
(617) 588-2300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John M. Connolly
Chairman, President and Chief Executive Officer
Mainspring Communications, Inc.
One Main Street
Cambridge, Massachusetts 02142
(617) 588-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
JOHN HESSION, ESQ. TESTA, HURWITZ & THIBEAULT, LLP 125 High Street Boston, Massachusetts 02110 Tel: (617) 248-7000 Fax: (617) 248-7100	KEITH F. HIGGINS, ESQ. ROPES & GRAY One International Place Boston, Massachusetts 02110 Tel: (617) 951-7000 Fax: (617) 951-7050

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.
          If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued               , 2000

3,500,000 Shares

[LOGO OF MAINSPRING]

COMMON STOCK

Mainspring Communications, Inc. is offering 3,500,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10 and $12 per share.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “MSPR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mainspring
Per Share	$	$	$
Total	$	$	$

Mainspring Communications, Inc. has granted the underwriters the right to purchase up to an additional 525,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on                      , 2000.

MORGAN STANLEY DEAN WITTER

CHASE H&Q

THOMAS WEISEL PARTNERS LLC

FAC/EQUITIES

                           , 2000

[GATEFOLD ARTWORK]

          Blue background with the heading, “Mainspring’s eStrategy CONSULTING”, written in black and red letters and followed by the text, “The Internet is fundamentally reshaping the competitive dynamics of business. Companies today face the complex task of developing effective Internet strategies that simultaneously protect, evolve, and transform their businesses.” Cut-away of three story office building with multicolored figures outside of the building and on each of the floors. On the roof of the building is an observatory and four colored flags. From left to right, the first flag reads “Financial Services”; the second flag reads “Retail & Consumer Goods”; the third flag reads “Technology, Communications & Media”; and the fourth flag reads “Manufacturing”. On the first floor of the office building, from left to right, are the headings: “eSTRATEGY CONSULTING” over an elevator door, “Build the Business Model”, “Create the Customer Experience”, “Define the Solution Architecture” and “Commercialize the Business Plan”. On the second floor of the office building, from left to right, are the headings: “eSTRATEGY EXECUTIVE COUNCIL” over an elevator door, “Proprietary Industry Research” and “Forum for Exchanging Ideas & Experiences”. On the third floor of the office building, from left to right, are the headings: “eSTRATEGY DIRECT” over an elevator door, “Industry Analysis & Strategic Frameworks” and “On-Demand Consulting Support”.

[INSIDE FRONT COVER ARTWORK]

          All purple background with the statement, “Mainspring is a strategy consulting firm that focuses exclusively on developing Internet strategies.”

           Mainspring Communications, Inc. is a Delaware corporation organized in 1996. Our principal executive offices are located at One Main Street, Cambridge, Massachusetts 02142, and our telephone number at that address is (617) 588-2300. Our World Wide Web site address is http://www.mainspring.com. The web site is not part of this prospectus. “Mainspring” and the coil spring logo are registered trademarks of Mainspring Communications, Inc.

          In this prospectus, the terms “Mainspring,” “we,” “us” and “our” refer to Mainspring Communications, Inc. and its subsidiary.

          Until                      , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

          You should read the following summary together with the more detailed information about Mainspring and our common stock being sold in this offering and our financial statements and related notes appearing elsewhere in this prospectus.

MAINSPRING COMMUNICATIONS, INC.

           Mainspring is a strategy consulting firm that focuses exclusively on developing Internet strategies which offer an immediate and specific plan of action. We work primarily with Fortune 1000 companies to develop eStrategies, which we define as strategies designed to enable a company to protect, evolve and transform its business in the new Internet economy. Our approach integrates expertise in strategic consulting, the Internet and targeted, discrete industries to help clients redefine fundamental elements of their business models and achieve a sustained competitive advantage in the new Internet economy.

          We provide three integrated service offerings: eStrategy Consulting, eStrategy Direct and eStrategy Executive Council. eStrategy Consulting is our project-based consulting service through which we work with our clients to develop and deliver Internet strategies in a rapid timeframe. eStrategy Direct is our subscription-based, online consulting service that provides our clients with real-time access to our proprietary market analyses, as well as limited direct access to our strategy consultants. eStrategy Executive Council is our membership-based forum in which we bring together senior executives of Fortune 1000 companies to exchange ideas, experiences and business practices related to the Internet.

          We are organized into four specific industry practice areas, or vertical markets: financial services; retail and consumer goods; technology, communications and media; and manufacturing. We have worked with 46 Fortune 1000 companies. Our clients include American Express, Chase Manhattan, GE Capital, IBM and New York Life. We employ over 234 professionals and are headquartered in Cambridge, Massachusetts with an office in New York City.

OUR MARKET OPPORTUNITY

          The Internet is fundamentally reshaping the competitive dynamics of business. As a result, companies today face the complex task of developing effective Internet strategies that simultaneously protect, evolve and transform their businesses.

          Senior executives of Fortune 1000 companies face particular challenges in developing Internet strategies. First, the entry of new competitors with non-traditional business models has changed the industry landscape around which strategy must be evaluated and implemented. Second, Internet strategy requires an integrated and comprehensive view of business planning, customer experience and technology. Finally, the rapid pace of change has resulted in a dramatic shortening of the strategic planning process, as rapid time-to-market is now a critical factor in implementing an Internet strategy.

          A recent survey by Forrester Research found that 80% of the 62 Global 2500 companies interviewed employ independent consulting firms to develop their Internet strategies. We believe that given the urgency and complexity associated with transforming businesses in the Internet economy, these companies are best served by a consulting firm with an exclusive focus on Internet strategy.

OUR SOLUTION

          We develop and deliver Internet strategies designed to help our clients gain a competitive advantage in the new Internet economy. The following are the key elements of the Mainspring solution:

•
Pure Internet Strategy Focus.    Our pure Internet focus allows us to continually develop our Internet expertise and provide our clients with Internet strategies in a rapid timeframe. Our focus also enables us to recruit highly experienced strategy consultants who want to work on complex Internet-related engagements.

•
Immediate and Specific Internet Strategies.    We develop eStrategies that provide our clients with an immediate and specific plan of action. These eStrategies are comprehensive in scope and not only address strategic issues related to our clients’ business, but also ensure that the solution is technologically feasible and is consistent with their customer and branding strategies.

•
Flexible Service Offerings.    Our three service offerings allow our clients to choose the scope and delivery method of strategic advice that are best suited to their needs. These services also enable our clients to interact with us on a continuous basis while positioning us as their ongoing strategic advisor.

•
Vertical Market Expertise.    Our targeted market focus allows us to provide highly relevant, insightful and industry-specific advice to our clients through each of our service offerings. In each of our vertical markets we have hired industry experts, developed industry-specific knowledge and created service offerings that address the critical issues facing companies in these industries.

•
Rapid Time to Results.    Our Internet strategy focus, disciplined methodologies and vertical market expertise enable us to provide all of our service offerings in a rapid timeframe of an average of four to eight weeks.

OUR STRATEGY

          Our objective is to be the leading Internet strategy consulting firm for Fortune 1000 companies. Our strategies for achieving this objective are as follows:

•	leverage our business model by using the knowledge we gain from each of our service offerings;

•	develop and expand our client base;

•	attract and retain high-caliber strategy consultants;

•	develop new and further penetrate existing vertical markets; and

•	continue our geographic expansion.

THE OFFERING

Common stock offered	3,500,000 shares

Common stock to be outstanding after this offering	18,124,407 shares

Use of proceeds	For general corporate purposes, including working capital and capital expenditures related to the expansion of our operations

Nasdaq National Market symbol	MSPR

SUMMARY FINANCIAL DATA

          The following summary historical and pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	1997	1998	1999	1999	2000
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$ 84	$ 633	$ 7,031	$ 749	$ 5,010
Loss from operations	(5,783)	(5,401)	(13,049)	(1,412)	(6,794)
Net loss	(5,427)	(5,163)	(12,694)	(1,365)	(6,409)
Basic and diluted net loss per share	$ (4.81)	$ (3.40)	$ (12.44)	$ (.96)	$ (4.40)
Shares used in computing basic and diluted net loss per share	1,127	1,517	1,578	1,419	2,188
Unaudited pro forma basic and diluted net loss per share			$ (1.29)		$ (.44)
Shares used in computing unaudited pro forma basic and diluted net loss per share			9,823		14,490

          Shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion into common stock of all shares of redeemable convertible preferred stock outstanding as of the end of the period as if the shares had converted immediately upon issuance.

          The pro forma column in the balance sheet data below gives effect to the conversion of all shares of redeemable convertible preferred stock outstanding as of March 31, 2000 into common stock upon the closing of this offering. The pro forma as adjusted column also gives effect to the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 27,561	$ 27,561	$ 62,216
Working capital	21,695	21,695	56,350
Total assets	34,124	34,124	68,779
Redeemable convertible preferred stock	62,836	—	—
Total stockholders’ equity (deficit)	(38,005)	24,831	59,486

ADDITIONAL INFORMATION

          Except as set forth in the financial statements and related notes or as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	reflects the conversion of all outstanding shares of our preferred stock into shares of common stock; and

•
reflects the filing, as of the closing of the offering, of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws implementing provisions under “Description of Capital Stock—Delaware Law and Our Charter and By-Law Provisions; Anti-Takeover Effects.”

RISK FACTORS

          You should consider carefully the following risks and all of the other information in this prospectus before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related To Our Business

          If we do not recruit and retain experienced strategy professionals, who are currently in high demand, we may not be able to grow our business

          Our future success depends in large part on our ability to hire and retain experienced Internet strategy professionals. There is currently a shortage of skilled professionals in the Internet professional services industry, and we expect this shortage to continue. We compete intensely with other companies to recruit and hire from this limited pool of professionals. The experienced strategy professionals that we recruit and hire often command high salaries, and those high salaries may adversely affect our net income. We may also have difficulty attracting and hiring our desired number of qualified professionals after the offering since some may perceive that the stock option component of their compensation package is no longer as valuable. If we cannot hire and retain new personnel, or if a significant number of our current employees leave, we may be unable to meet our business plans and may fail to complete existing projects or bid for new projects of similar scope and revenue. Even if we retain our current employees, our management must continually recruit talented professionals in order for our business to grow. Any inability to hire or retain employees would cause our business to suffer.

          We have a history of operating losses and expect to incur losses in the future

          We experienced a net loss of $12.7 million for 1999, a net loss of $6.4 million for the three months ended March 31, 2000 and a cumulative net loss of $31.4 million for the period from inception through March 31, 2000. We expect to continue to incur increasing expenses related to hiring and training, sales and marketing, infrastructure development and general and administrative functions as we expand our business. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant risks and uncertainties that affect our business. In addition, we have not yet generated cash from operations and because we plan to continue to expand and develop our business, we may fail to generate cash from operations in the future.

          The loss of a large client could significantly reduce our revenues

          We derive a significant portion of our revenues from large clients. In 1999, our five largest clients collectively accounted for approximately 31% of our revenues. For the first three months of 2000, our five largest clients collectively accounted for approximately 55% of our revenues, and one of our clients accounted for 28% of our revenues. We may not sustain the volume of work that we currently perform for these clients, and there is a risk that they may not retain us in the future. Any cancellation, deferral or significant reduction in the work performed for these clients or a significant number of our other smaller clients could materially and adversely affect our revenues.

           Because we have operated for only two years in the consulting services business, our financial statements may not be adequate to evaluate our future success

          Because we were formed in 1996 and did not offer consulting services until 1998, we have a limited operating history upon which you can evaluate our business. The limited amount of information about us and the limited period during which we have provided our consulting services makes it more difficult for you to predict whether or not we will be successful. You should evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business, many of which may be beyond our control. We compete in a relatively new market known as the Internet professional services market. Because this market is new and rapidly evolving, we do not know if there will be sustainable demand for our service offerings and, as a result, we face many uncertainties.

           We depend on our key personnel and their relationships, and the loss of their services may adversely affect our ability to attract and retain clients

          We believe that our success will depend on the continued employment of our senior management team and other key personnel. Because we are a consulting services business, our revenue is highly dependent on the quality of the strategy professionals we recruit and hire. The revenue generated by these strategy professionals is often dependent on their relationships with clients. This dependence is particularly important to our business because these relationships are a critical part of obtaining and maintaining client engagements. If one or more members of our senior management team or other key personnel were unable or unwilling to continue in their present positions, our business could be seriously harmed. In addition, if any of our key personnel join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or those of a new company.

           Because our market is highly competitive with low barriers to entry, new entrants could emerge to capture market share from us

          We compete in the relatively new and intensely competitive Internet professional services market. We expect competition to intensify as the market evolves. We compete with large strategic consulting firms, Internet professional services firms, strategic consulting practices of large information technology consulting firms, and the in-house information technology, marketing and design departments of our clients. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and client requirements.

          There are relatively few barriers preventing competitors from entering our market. As a result, new market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could harm our business.

          If we do not manage our growth effectively, our revenues may decline or we may not be able to generate revenue at all

          A key part of our strategy is to grow rapidly by hiring more personnel and opening new offices, which may continue to strain our resources. Our recent growth has placed, and will continue to place, increased demands on our managerial and operational resources. We cannot assure you that our managers will be able to manage our growth effectively or open new offices efficiently. To manage future growth, our management must continue to improve our operational and financial systems, procedures and controls and expand, train and manage our employee base. If our systems, procedures and controls are inadequate to support our operations, our expansion would be halted, and we could lose our opportunity to gain significant market share. In addition, if not managed effectively, these increased demands may adversely affect the services we provide to our existing clients. Any inability to manage growth effectively could harm our business.

           Because our revenues are generated on a project-by-project basis and are unpredictable, our revenue expectations may not be met and our stock price may fall

          We derive our revenues primarily from fees for services generated on a project-by-project basis. These projects vary in size and scope, as well as in the fee charged for our services. A client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, after we complete a project, we have no assurance that a client will retain us in the future. Because our revenues are difficult to estimate, we may not meet the expectations of securities analysts or investors, and our stock price may fall.

           Because we derive a substantial portion of our revenues from fixed fee contracts, we may lose money if we misjudge the time and resources necessary to complete the project

          We derive a substantial portion of our revenues from fixed-fee contracts. If we misjudge the time and resources necessary to complete a project, we may incur a loss in connection with the project.

           Our quarterly revenues and operating results are likely to vary unpredictably, which may cause the market price of our common stock to decline

          We expect our quarterly revenues and operating results to be volatile and difficult to predict from quarter to quarter. Factors that may cause our results to fluctuate include:

•	the amount and timing of demand by our clients for Internet professional services;

•	cancellations or reductions in the scope of major projects;

•	unanticipated variations in the size, budget, number or progress toward completion of our engagements;

•	the introduction of new services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	the efficiency with which we utilize our employees, including our ability to transition employees from completed to new engagements;

•	the cost of attracting and retaining experienced personnel;

•	our ability to manage our operating costs; and

•	the timing and cost of new office expansion.

          Because a high percentage of our expenses, such as employee and facilities costs, is fixed, any of the factors listed above could cause significant variations in our operating results in any given quarter. If our results in any future period fall below the expectations of securities analysts or investors, the market price of our common stock could fall.

           Actual and perceived conflicts of interest may restrict us in obtaining new clients

          Actual and perceived conflicts of interest are inherent in our industry. We sometimes decline to accept potential clients because of actual or perceived conflicts of interest with our existing clients. In addition, potential clients may choose not to retain us for reasons of actual or perceived conflicts of interest. Some clients have conditioned their purchase of our services on our agreement not to perform services for their competitors for a specified period of time. If we decide not to perform services for a particular client’s competitors, or are restricted from doing so, or if potential clients in an industry choose not to retain us because of actual or perceived conflicts, our revenues from that industry segment may decline significantly.

          If we fail to successfully promote our brand name, our operating margins and rate of growth may decline

          We believe that establishing strong name recognition is critical to attracting and expanding our client base as well as attracting experienced employees. To promote our brand name, we plan to increase our marketing expenses, which may cause our operating margins to decline. Moreover, our brand may be closely associated with the business success or failure of some of our high-profile clients, many of whom are pursuing unproven business models in competitive markets. As a result, the failure or difficulties of one of our high-profile clients may damage our brand. If we fail to successfully promote our brand name, our operating margins and rate of growth may decline.

          If we do not protect our knowledge base and intellectual capital, our revenues may be reduced

          We must preserve our knowledge base and intellectual capital as confidential and proprietary in order to create a competitive advantage in the Internet professional services industry. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. While we generally own all of the intellectual property we develop in the course of our client engagements, we cannot assure you that we will not share ownership with clients in the future in unique circumstances.

           If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. Further, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, the risks associated with protecting our intellectual property will increase.

          We may be subject to lawsuits as a result of our attempts to hire experienced people, which may result in substantial costs to us

          Our strategy of rapid growth often requires us to hire experienced professionals from our competitors, and these individuals may be subject to noncompetition agreements with their former employers. As we hire new employees from our current or potential competitors, we have and may continue to become a party to one or more lawsuits involving the former employment of our employees and a violation of these noncompetition covenants. Any future litigation against us or our employees, regardless of the outcome, may result in substantial costs and expenses to us, may impair our ability to recruit employees, and may divert management’s attention away from the operation of our business.

          Our failure to meet our clients’ expectations could result in negative publicity and losses and could subject us to liability for the services we provide

          Many of the services we provide are critical to the operations of our clients’ businesses. As our client engagements become larger and more complex, we face increased management and consulting challenges and greater risk of mistakes. Any failure on our part to deliver these services in accordance with our clients’ expectations could result in:

•	delayed or lost client revenues;

•	adverse client reactions;

•	negative publicity;

•	additional expenditures to correct the problem; and

•	claims against us.

          While our agreements with clients often limit our liability to damages arising from our rendering of services, we cannot assure you that these provisions will be enforceable in all instances or would otherwise protect us from liability. Although we carry general liability insurance coverage, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. The successful assertion of one or more claims against us could harm our business.

          Our business will be negatively affected if we do not keep up with the Internet’s rapid technological changes, evolving industry standards and changing client requirements

          The Internet professional services industry is characterized by rapidly changing technology, evolving industry standards and changing client needs. Accordingly, our future success will depend, in part, on our ability to keep pace with these changes and advise our clients according to the most up-to-date commercial and technological information available. We may be unable, for technological or other reasons, to provide strategic consulting services that keep pace with these changes. Among the most important challenges facing us is the need to:

•	effectively incorporate leading technologies in our strategic advice;

•	continue to develop our strategic and technical expertise;

•	respond to emerging industry standards and other technological changes;

•	enhance our current service offerings; and

•	develop new services that meet changing customer needs.

          We cannot assure you that we will succeed in effectively meeting these challenges in a timely and cost-effective manner. Any failure to do so could harm our business.

          Our success depends on increased adoption of the Internet as a means for commerce

          Our future success depends primarily on Fortune 1000 companies needing strategic advice on conducting business over the Internet. If commerce on the Internet does not continue to grow, or grows slower than expected, the Internet would be a less important means of commerce for our existing and potential clients. As a result, the demand for our consulting services would decrease, our growth would decline and our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including:

•	potentially inadequate network infrastructure;

•	delays in the development of Internet enabling technologies and performance improvements;

•	delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

•	delays in the development of technology necessary to effect secure transmission of confidential information;

•	increased government regulation resulting in material burdens on Internet use;

•	changes in, or insufficient availability of, telecommunications services to support the Internet; and

•	failure of companies to meet their customers’ expectations in delivering goods and services over the Internet.

Risks Related to this Offering

          Our stock price may be volatile and may result in substantial losses for investors purchasing shares in the offering

          The market price of our common stock is likely to be highly volatile. The stock market in general, and the market for Internet-related stocks in particular, has been highly volatile. This volatility often has been unrelated to the operating performance of particular companies. We cannot assure you that our common stock will trade at the same levels as other Internet-related stocks or that Internet-related stocks in general will sustain their current market prices. We also cannot assure you that an active public market for our securities will develop or continue after this offering.

          In addition, the trading price of our common stock could be subject to wide fluctuations in response to:

•	our perceived prospects;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

           In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

           Concentration of ownership may limit your ability to influence corporate matters

           Immediately following this offering, our executive officers, directors and significant shareholders collectively will own approximately 56.8% of the outstanding shares of our common stock. If these shareholders choose to act or vote together, they will have the power to control the election of our directors, and the approval of any other action requiring the approval of our shareholders, including any amendments to our certificate of incorporation and mergers or sales of substantially all of our assets. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us or our other shareholders. Also, third parties could be discouraged from making a tender offer or bid to acquire us at a price per share that is above the then-current market price.

          We may need to raise additional capital, which may not be available to us, and which may, if raised, dilute your ownership interest in us

          We expect that our net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 18 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

•	open new offices;

•	create new service offerings and expand into new vertical markets;

•	enhance our infrastructure;

•	hire, train and retain employees;

•	keep up with technological advances;

•	respond to competitive pressures or unanticipated requirements; or

•	pursue acquisition opportunities.

          Our failure to do any of these things could restrict our growth, hinder our ability to compete and seriously harm our financial condition. Additionally, if we are able to raise additional funds through equity financings, your ownership interest in us will be diluted.

          The sale of a substantial number of shares of our common stock in the public market could adversely affect the market price, which could negatively impact your investment in us

          Following this offering, a portion of our shares of common stock will be eligible for sale in the public market. Sales or the expectation of sales of a large number of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

          Our directors and officers and the holders of substantially all of our shares of common stock have agreed not to sell or transfer shares of our capital stock without the consent of Morgan Stanley & Co. Incorporated during the period ending 180 days after the date of this prospectus. Upon the expiration of this 180-day period, or upon Morgan Stanley’s earlier consent, at its discretion, to waive these restrictions, these holders may choose to sell a substantial number of shares of our common stock in the public market, which could depress the market price of our common stock.

          Our management has broad discretion over the use of the net proceeds from this offering and you may not agree with how they use them

          Our management has significant flexibility in applying the net proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or appropriateness of our management’s application of the proceeds.

          The value of your investment in our common stock will be immediately and substantially diluted

          If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders. As a result, the value of your investment based on the book value of our net tangible assets will be less than the amount you pay for shares of common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had you and all of the existing stockholders and optionees paid the same amount per share of common stock as you will pay in this offering.

          Our charter documents could make it more difficult for a third party to acquire us, which could depress our stock price

          Our certificate of incorporation and by-laws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. For example, upon completion of this offering our certificate of incorporation will authorize our board of directors to issue up to 25,000,000 shares of undesignated preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company. The existence of these rights could limit the price that investors might be willing to pay in the future for shares of our common stock and could deprive you of the opportunity to receive a premium for your common stock as part of a sale.

          Our by-laws do not permit any person other than the board of directors, the chairman of the board of directors or the president to call special meetings of the stockholders. In addition, a stockholder’s proposal for an annual meeting must be received within a specified period in order to be placed on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties. See “Description of Capital Stock” for a more detailed description of the terms of our charter documents that could hinder a third party’s attempt to acquire control of Mainspring.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial known and unknown risks and uncertainties. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

          We estimate that the net proceeds from our sale of 3,500,000 shares of common stock in this offering will be approximately $34.7 million, assuming an initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses.

          The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, to provide liquidity to existing stockholders and to obtain additional working capital.

          We have no specific plans for the precise allocation of the net proceeds of this offering. The amount and timing of any expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, future changes in our business objectives, and the rate of growth of our business. Although we have no specific acquisitions planned, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business. Pending these uses, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

          We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Pursuant to the terms of our credit facility, we are unable to pay dividends without first obtaining the written consent of our bank. We currently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any decision to pay cash dividends after this offering will be at the discretion of our board of directors after taking into account such factors as our financial condition, operating results, current and anticipated cash needs, plans for expansion and restrictions in our financing agreements.

INDUSTRY SURVEYS AND SOURCES

          This prospectus includes statistical data regarding our company, the Internet and the industries in which we compete. Such data are based on our records or are taken or derived from information published or prepared by various sources, including International Data Corporation, a provider of market and strategic information for the information technology industry, and Forrester Research, Inc., an independent research firm offering products and services that assess the effect of technology on businesses.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2000. The pro forma information gives effect to the conversion of our outstanding redeemable convertible preferred stock upon the closing of this offering. The pro forma as adjusted information also gives effect to our sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. The outstanding share information excludes 4,581,389 shares of common stock issuable upon exercise of outstanding options as of March 31, 2000 at a weighted average exercise price of $5.16 per share.

	As of March 31, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
Redeemable convertible preferred stock:
Series A—1,205,884 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	$ 7,143,367	$ —	$ —
Series B—896,159 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	9,410,982	—	—
Series C—225,103 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	3,294,719	—	—
Series D—1,315,790 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	8,306,396	—	—
Series E—4,426,668 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	32,813,814	—	—
Series X—460,000 shares authorized, 229,744 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	1,866,235	—	—

Total redeemable convertible preferred stock	62,835,513	—	—

Stockholders’ equity (deficit):
Preferred stock—undesignated, $0.01 par value; 6,470,396 shares authorized, actual, no shares issued or outstanding; 25,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value; 25,000,000 shares authorized; 2,241,157 shares issued and 2,237,157 shares outstanding, actual; 250,000,000 shares authorized, 14,628,407 shares issued and 14,624,407 shares outstanding, pro forma; 250,000,000 shares authorized, 18,128,407 shares issued and 18,124,407 shares outstanding, pro forma as adjusted	22,412	146,284	181,284
Additional paid-in capital	1,641,017	64,352,658	98,972,658
Deferred compensation	(7,895,623)	(7,895,623)	(7,895,623)
Treasury stock, at cost	(2,480)	(2,480)	(2,480)
Accumulated deficit	(31,770,323)	(31,770,323)	(31,770,323)

Total stockholders’ equity (deficit)	(38,004,997)	24,830,516	59,485,516

Total capitalization	$ 24,830,516	$ 24,830,516	$ 59,485,516

DILUTION

          At March 31, 2000, our pro forma net tangible book value was $24.8 million, or $1.70 per share. Pro forma net tangible book value per share is determined by dividing our tangible net book value (tangible assets less total liabilities), by the number of shares of common stock outstanding, in each case after giving effect to the conversion of all shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series X preferred stock into common stock. After giving effect to our sale of the 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted pro forma net tangible book value would have been $59.5 million, or $3.28 per share. This represents an immediate increase in pro forma net tangible book value of $1.58 per share to existing stockholders and an immediate dilution of $7.72 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of March 31, 2000	1.70
Increase in pro forma net tangible book value per share attributable to new investors	1.58

Pro forma net tangible book value per share after this offering		3.28

Dilution per share to new investors		$ 7.72

          The following table summarizes on a pro forma basis as of March 31, 2000 the number of shares of common stock purchased from Mainspring, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at an assumed initial public offering price of $11.00 per share, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,624,407	80.7%	$54,525,157	58.6%	$ 3.73
New investors	3,500,000	19.3	38,500,000	41.4	11.00

Total	18,124,407	100.0%	$93,025,157	100.0%

          The foregoing tables excludes 4,581,389 shares of common stock issuable upon exercise of outstanding options as of March 31, 2000 at a weighted average exercise price of $5.16 per share.

          To the extent these options are exercised, there will be further dilution to new investors in the pro forma net tangible book value of their shares.

SELECTED FINANCIAL DATA

          The selected financial data set forth below should be read along with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from audited financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the period from inception through December 31, 1996, and the balance sheet data as of December 31, 1996 and 1997, are derived from audited financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are not included in this prospectus. The selected financial data as of March 31, 2000, and for the three months ended March 31, 1999 and 2000 are derived from unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements, which appear elsewhere in this prospectus, and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Period from Inception through December 31, 1996	Year Ended December 31,			Three Months Ended March 31,
		1997	1998	1999	1999	2000
					(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Consulting	$ —	$ —	$ 178	$ 6,277	$ 632	$ 4,695
Subscriptions	—	84	455	754	117	315

Total revenue	—	84	633	7,031	749	5,010

Cost of revenue:
Consulting (exclusive of $895 of stock-based compensation in 1999 and $778 for the three months ended March 31, 2000)	—	—	139	3,272	373	2,802
Subscriptions (exclusive of $154 of stock-based compensation in 1999 and $26 for the three months ended March 31, 2000)	—	784	994	1,366	254	575

Total cost of revenue	—	784	1,133	4,638	627	3,377

Gross margin	—	(700)	(500)	2,393	122	1,633

Operating expenses:
Research and development (exclusive of $8 of stock-based compensation in 1999 and $9 for the three months ended March 31, 2000)	825	2,205	993	1,801	23	263
Selling, general and administrative (exclusive of $838 of stock-based compensation in 1999 and $27 and $333 for the three months ended March 31, 1999 and 2000, respectively)	1,012	2,878	3,908	11,746	1,484	7,017
Stock-based compensation—employees and consultants	—	—	—	1,895	27	1,147

Total operating expenses	1,837	5,083	4,901	15,442	1,534	8,427

Loss from operations	(1,837)	(5,783)	(5,401)	(13,049)	(1,412)	(6,794)
Interest income, net	110	356	238	355	47	385

Net loss	(1,727)	(5,427)	(5,163)	(12,694)	(1,365)	(6,409)
Accretion of preferred stock to redemption value	—	—	—	(6,941)	—	(3,227)

Net loss attributable to common stockholders	$(1,727)	$ (5,427)	$ (5,163)	$ (19,635)	$ (1,365)	$ (9,636)

Basic and diluted net loss per share	$ (3.35)	$ (4.81)	$ (3.40)	$ (12.44)	$ (0.96)	$ (4.40)
Shares used in computing basic and diluted net loss per share	515,119	1,127,348	1,516,656	1,577,881	1,419,093	2,188,306

	As of December 31,				As of March 31,
	1996	1997	1998	1999	2000
					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 9,773	$ 7,430	$ 2,975	$ 33,607	$ 27,561
Total assets	10,219	8,404	4,040	36,529	34,124
Total long-term debt	221	424	148	8	—
Redeemable convertible preferred stock	11,090	13,870	13,870	58,509	62,836
Total stockholders’ equity (deficit)	(1,792)	(7,261)	(12,655)	(30,114)	(38,005)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

           Mainspring is an eStrategy consulting firm that focuses exclusively on developing Internet strategies primarily for Fortune 1000 companies. We provide three integrated service offerings, eStrategy Consulting, eStrategy Direct and eStrategy Executive Council. In 1998, we began providing strategy consulting services, hiring business development professionals and administrative personnel, and building an operational infrastructure. Our number of full-time employees grew from 33 at December 31, 1997 to 206 at March 31, 2000. Our revenue grew from approximately $84,000 in 1997 to approximately $7.0 million in 1999. Our revenue grew from approximately $749,000 for the three months ended March 31, 1999 to approximately $5.0 million for the three months ended March 31, 2000. Our net loss increased from approximately $5.4 million in 1997 to approximately $12.7 million in 1999. Our net loss grew from approximately $1.4 million for the three months ended March 31, 1999 to approximately $6.4 million for the three months ended March 31, 2000.

          Each of our offerings is priced on a stand-alone basis. Our eStrategy Consulting services are priced on a fixed-time, fixed-fee basis. Revenue for our eStrategy Consulting services is recognized on a percentage-of-completion method of accounting based on the ratio of costs incurred to total estimated costs. We generally base our initial pricing for an engagement on the size, duration and complexity of the initial project. Given our relationships with our clients, a typical engagement will extend beyond the initial project to include additional follow-on projects and each will be priced separately. Because of the short-term nature of our projects and our ability to price discrete follow-on projects subsequent to our initial project, we believe our risks under fixed-fee contracts are limited. Provisions for estimated losses on uncompleted projects are recognized in the period in which losses become probable and can be reasonably estimated. Revenue from eStrategy Consulting services excludes reimbursable expenses charged to clients. For our eStrategy Consulting service we generally bill a portion of our fees upon the signing of an agreement and the remainder upon completion of the engagement.

          Our eStrategy Direct and eStrategy Executive Council services are both subscription-based offerings. Revenue for our eStrategy Direct and eStrategy Executive Council services is recognized ratably over the term of the contract, generally 12 months. For our eStrategy Direct and eStrategy Executive Council service offerings, we bill our clients in full upon the signing of an agreement with us.

          To date, our revenue has been derived primarily from providing our eStrategy Consulting services. During 1999 and for the three months ended March 31, 2000, 89% and 94%, respectively, of our revenue was derived from eStrategy Consulting, and 11% and 6%, respectively, was derived from our eStrategy Direct and eStrategy Executive Council offerings. We expect that eStrategy Consulting will continue to account for a major portion of our total revenue in the foreseeable future. Our revenue from eStrategy Consulting will be driven primarily by the number and scope of our eStrategy Consulting engagements and by the number of our strategy consultants. We also expect that our revenue from eStrategy Direct and eStrategy Executive Council will increase over time and will be driven primarily by the number of subscriptions to these services that we sell.

          In 1999, five clients accounted for approximately 31% of our total revenue, with no individual client accounting for more than 10% of revenue. For the three months ended March 31, 2000, five clients accounted for approximately 55% of our total revenue, with one client accounting for approximately 28% of revenue. Our revenue from any single client will vary from period to period, however, we expect that customer concentration will continue for the foreseeable future. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenue could decline substantially. As a result, the loss of any significant client could seriously harm our business and results of operations. In the year ended December 31, 1999 and for the three months ended March 31, 2000, substantially all of our revenue was generated within North America and was denominated in U.S. dollars.

           Consulting cost of revenue consists primarily of compensation and benefits of our employees engaged in the delivery of eStrategy Consulting. Subscriptions cost of revenue consists primarily of compensation and benefits of our employees engaged in the delivery of our eStrategy Direct and eStrategy Executive Council services. Our consulting margins will vary in the future. These margins are affected by trends in utilization, defined as the percentage of professional services employees’ time that is billed to clients, and by our ability to accurately estimate costs associated with our fixed price offerings. Any significant decline in fees billed to clients, the loss of a significant client, inaccurate estimates of consulting engagement costs or acceleration of hiring in advance of new business, would materially adversely affect our consulting margins. The costs associated with our eStrategy Direct and eStrategy Executive Council do not vary significantly as the number of clients using these services increases. Accordingly, the margins associated with these services would be adversely affected if we sell these offerings to fewer clients.

          Research and development expenses primarily relate to the development of new service offerings, enhancement of our online services and continued expansion of our intellectual capital. These expenses consist of compensation and related personnel cost, allocations of facilities and depreciation costs and third party consulting. We expect these costs to vary in the future depending on the nature and extent of our activities related to developing new services and web site features, and the scope of our collaboration agreements with partners associated with these activities.

          Selling, general and administrative expenses consist of salaries, commissions and related expenses for personnel in sales, marketing and administrative functions, professional services fees, occupancy and facilities costs, and other general corporate expenses. We expect selling, general and administrative expenses to increase as we expand our direct sales force, increase investments in our knowledge management and information technology infrastructure, open new offices, increase our recruiting and training efforts and incur additional costs related to the growth of our business and operation as a public company.

           Stock-based compensation consists of expenses arising from option grants. We have recorded aggregate deferred compensation totaling $10.4 million in connection with certain stock option grants through March 31, 2000. We will recognize stock-based compensation expenses through March 31, 2004, which is the end of the vesting period for the related options. Stock-based compensation represents the difference between the exercise price of options to purchase common stock granted to our employees and the fair value of these shares as of the date of grant, as subsequently determined for financial reporting purposes. These expenses also include the fair value of options granted to non-employees as of the date of grant, as subsequently determined for financial reporting purposes. These fair values were determined in accordance with Accounting Principles Board Opinion No. 25 and Statement of Financial Accounting Standards No. 123.

          From inception through December 31, 1999, we incurred net losses for federal and state tax purposes. We have not recognized any tax provision or benefit. As of December 31, 1999, we had approximately $21.0 million of federal and state net operating loss carryforwards to offset future taxable income which expire in varying amounts beginning in 2001. Given our limited operating history, losses incurred to date, and the difficulty in accurately forecasting our future results, we believe it is more likely than not, as defined by generally accepted accounting principles, that the net deferred tax asset will not be realized. Accordingly, a 100% valuation allowance has been recorded.

Results of Operations

Comparison of the Three Months Ended March 31, 1999 and 2000

Revenue

          Revenue from consulting services was $632,000 for the three months ended March 31, 1999 and increased to $4.7 million for the comparable period in 2000. This increase was the result of growing demand for eStrategy consulting services and increases in the size and number of our client engagements and in the number of our billable consultants. Revenue from subscriptions was $117,000 for the three months ended March 31, 1999 and increased to $315,000 for the comparable period in 2000. This increase was due to an increase in the number of clients subscribing to the eStrategy Direct service as well as the eStrategy Executive Council, our second subscription-based offering, that was not launched until the second quarter of 1999.

Cost of Revenue

          Cost of revenue for consulting services was $373,000 for the three months ended March 31, 1999 and increased to $2.8 million for the comparable period in 2000. This increase was due to our increased rate of hiring as well as higher strategy consultant compensation and benefits. Cost of revenue for subscriptions was $254,000 for the three months ended March 31, 1999 and increased to $575,000 for the comparable period in 2000. This increase was due to the hiring of additional professionals to support the eStrategy Direct and eStrategy Executive Council subscription services. Total cost of revenue for subscriptions has exceeded subscription revenues since 1997. We expect this trend to continue for the near term.

Operating Expenses

           Research and development.    Research and development expenses were $23,000 for the three months ended March 31, 1999 and increased to $263,000 for the comparable period in 2000. The increase was primarily due to the costs associated with our strategic alliance, with Bain & Company, established in September 1999. This strategic relationship required Bain & Company to perform research and development work for Mainspring that focused on challenges posed by the Internet economy to companies within specific vertical markets, including apparel, consumer electronics and grocery retailing. We expect the costs associated with this strategic alliance to significantly decrease in the near term.

           Selling, general and administrative.    Selling, general and administrative expenses were $1.5 million for the three months ended March 31, 1999 and increased to $7.0 million for the comparable period in 2000. This increase was due to an increase in the number of our sales, marketing and administrative personnel as well as increased facilities, branding, knowledge management, depreciation, travel and recruiting costs.

           Stock-based compensation.    Stock-based compensation expenses were $27,000 for the three months ended March 31, 1999 and increased to $1.1 million for the comparable period in 2000. All of the amount for the three months ended March 31, 1999 was excluded from selling, general and administrative expenses. Of the amount for the three months ended March 31, 2000, the following amounts were excluded from the respective line items: $778,000 from consulting cost of revenue, $26,000 from subscriptions cost of revenue, $9,000 from research and development expenses and $333,000 from selling, general and administrative expenses. As of March 31, 2000, the balance in deferred compensation, a component of stockholders’ equity, was $7.9 million.

           Interest income, net.    Interest income, net is interest earned on our invested cash, cash equivalents and short-term investments, net of interest we incurred on our borrowings. Our interest income, net was $47,000 for the three months ended March 31, 1999 and increased to $385,000 for the comparable period in 2000. The increase was the result of an increased balance of available funds for investing, offset by interest expense incurred on equipment term notes. Our borrowings consist of term notes used to fund purchases of equipment.

        Comparison of 1997, 1998 and 1999

Revenue

          Revenue from consulting services was first recognized in 1998 and totaled $178,000. This revenue increased to $6.3 million in 1999. The increase in consulting revenue was the result of growing demand for eStrategy consulting services and increases in the size and number of our client engagements and in the number of our billable consultants. Revenue from subscriptions was first recognized in 1997 and totaled $84,000. Subscriptions revenue increased to $455,000 in 1998 and to $754,000 in 1999. Substantially all of the increase in subscription revenue in 1998 was due to an increase in the number of clients. For 1999, approximately $182,000 of the increase was due to an increase in the number of clients subscribing to the eStrategy Direct service. The remainder, $117,000 of the increase, was due to the launch of eStrategy Executive Council, our second subscription-based offering.

Cost of Revenue

          In 1997, we were developing our consulting offerings and therefore had no revenue or cost of revenue from consulting services. Cost of revenue for consulting services was $139,000 in 1998 and increased to $3.3 million in 1999. These increases were due to our increased rate of hiring as well as higher strategy consultant compensation and benefits. Cost of revenue for subscriptions was $784,000 in 1997, $994,000 in 1998 and
$1.4 million in 1999. These increases were due to the hiring of additional professionals to support the eStrategy Direct and eStrategy Executive Council subscription services. Total cost of revenue for subscriptions has exceeded subscription revenues since 1997. We expect this trend to continue for the near term.

Operating Expenses

           Research and development.    Research and development expenses were $2.2 million in 1997 and decreased to $993,000 in 1998, due to the completion of a significant portion of the research, design, development and testing activities of our eStrategy Direct service in 1997. In 1999, our research and development expenses increased to $1.8 million, of which $1.7 million was attributable to the establishment of and costs associated with our strategic alliance with Bain & Company.

           Selling, general and administrative.    Selling, general and administrative expenses were $2.9 million in 1997, $3.9 million in 1998 and $11.7 million in 1999. The increase from 1997 to 1998 was attributable to an increase in the number of our sales, marketing and administrative personnel as well as increased facilities, depreciation, travel and recruiting costs. The increase in selling, general and administrative cost from 1998 to 1999 was primarily due to approximately $4.2 million in increased compensation and related personnel cost. We increased the number of our sales, marketing and administrative personnel by 150% during this period. In addition, marketing campaigns and branding expenditures accounted for approximately $1.5 million of the increase. The remainder of the increase was attributable to the following: $398,000 to recruiting, $566,000 to travel, $442,000 to facilities, $182,000 to information technology services, $53,000 to depreciation and $528,000 to other miscellaneous expenses.

           Stock-based compensation.    We did not incur any stock-based compensation expenses in 1997 or in 1998. Stock-based compensation expenses were $1.9 million in 1999. Of this amount, the following amounts were excluded from the respective line items: $895,000 from consulting cost of revenue, $154,000 from subscriptions cost of revenue, $8,000 from research and development expenses, and $838,000 from selling, general and administrative expenses. As of December 31, 1999, the balance in deferred compensation, a component of stockholders’ equity, was $7.5 million. This amount is being amortized ratably over the vesting periods of the applicable stock options, typically four years, with 30% vesting on the first anniversary of the grant date and the balance vesting on a monthly basis so that 20% of the options vest in each of years two and three and 30% in year four. We expect that the average charge to stock-based compensation expenses for each of 2000, 2001, 2002 and 2003 for options granted in 1999 will be approximately $1.9 million.

           Interest income, net.    Interest income, net is interest earned on our invested cash, cash equivalents and short-term investments, net of interest expense we incurred on our borrowings. Our interest income, net was $355,000 in 1997, $238,000 in 1998, and $354,000 in 1999. The increases and decreases in interest income, net are a result of varying balances of available funds for investing, offset by interest expense incurred on equipment term notes. Our borrowings consist of term notes used to fund purchases of equipment.

Quarterly Results of Operations

          The following tables set forth a summary of our unaudited quarterly operating results for each of the five quarters ended March 31, 2000 in absolute dollars and as a percentage of our revenue in each quarter. These data have been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read along with our financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999	March 31, 2000
	(dollars in thousands)
Statement of Operations Data:
Revenue:
Consulting	$ 632	$ 1,358	$ 1,777	$ 2,510	$ 4,695
Subscriptions	117	160	209	268	315

Total revenue	749	1,518	1,986	2,778	5,010

Cost of revenue:
Consulting	373	642	764	1,493	2,802
Subscriptions	254	383	214	515	575

Total cost of revenue	627	1,025	978	2,008	3,377

Gross margin	122	493	1,008	770	1,633

Operating expenses:
Research and development	23	81	605	1,092	263
Selling, general and administrative	1,484	1,716	2,919	5,627	7,017
Stock-based compensation— employees and consultants	27	134	1,040	694	1,147

Total operating expenses	1,534	1,931	4,564	7,413	8,427

Loss from operations	(1,412)	(1,438)	(3,556)	(6,643)	(6,794)
Interest income, net	47	65	42	201	385

Net loss	$(1,365)	$(1,373)	$(3,514)	$(6,442)	$(6,409)

	Three Months Ended
	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999	March 31, 2000
As a Percentage of Revenue:
Revenue:
Consulting	84%	89%	89%	90%	94%
Subscriptions	16	11	11	10	6

Total revenue	100	100	100	100	100

Cost of revenue:
Consulting	50	42	38	54	56
Subscriptions	34	25	11	19	11

Total cost of revenue	84	67	49	73	67

Gross margin	16	33	51	27	33

Operating expenses:
Research and development	3	5	31	39	5
Selling, general and administrative	198	113	147	202	140
Stock-based compensation— employees and consultants	3	9	52	25	23

Total operating expenses	204	127	230	266	168

Loss from operations	(188)	(94)	(179)	(239)	(135)
Interest income, net	6	4	2	7	7

Net loss	(182)%	(90)%	(177)%	(232)%	(128)%

           Revenue.    Our revenue increased in each of the quarters presented. These increases were attributable to growing demand for our services, the increases in the size and number of our client engagements, the increase in the number of our billable consultants and the introduction of eStrategy Executive Council in the second quarter of 1999.

          Cost of Revenue.    Our cost of revenue generally increased due to increases in consulting cost of revenue. As a percentage of revenue, however, cost of revenue fluctuated significantly, reflecting the fact that new strategy consultants are often not immediately billable, and therefore may not generate significant revenue in the same quarter in which they are hired. For example, in the fourth quarter of 1999, our consulting cost of revenue increased significantly as a result of the hiring of additional strategy consultants in anticipation of future revenue.

           Operating Expenses.    Our operating expenses increased in absolute dollars in each of the quarters presented. The increase in research and development costs in the fourth quarter of 1999 was attributable to the establishment of and costs associated with our strategic alliance with Bain & Company. Selling, general and administrative expenses increased during the quarters presented as a result of increased costs related to compensation, marketing and branding initiatives, technology infrastructure and the establishment of our knowledge management system. These costs were more significant in the third and fourth quarters of 1999 and the first quarter of 2000. In addition, our selling, general and administrative expenses increased as a result of additional costs related to expanded facilities, depreciation, travel and recruiting. Stock-based compensation expenses fluctuate from quarter to quarter depending on the number of stock options vested each quarter as compared to the prior quarter.

Liquidity and Capital Resources

          From inception through March 31, 2000, we funded our operations primarily through the private sale of equity securities and borrowings. Net proceeds from the sale of redeemable convertible preferred stock from inception through March 31, 2000 totaled $50.6 million.

          As of March 31, 2000, we had approximately $27.6 million in cash, cash equivalents and short-term investments.

          We have term notes related to the purchase of capital equipment with Silicon Valley Bank. Borrowings under these notes bear interest at the bank’s prime rate plus .5%. These agreements require that we maintain certain financial ratios and levels of tangible net worth and liquidity. As of March 31, 2000, borrowings under these notes were approximately $71,000.

          Cash used in operations for the three months ended March 31, 1999 and 2000 was $(1.4) million and $(4.6) million, respectively. This increase was primarily a result of increased investments in infrastructure, branding and personnel costs which resulted in a higher net loss, as well as increases in unbilled revenue and accounts payable offset by increases in accrued expenses and deferred revenue. Cash used in operations for 1997, 1998 and 1999 was $(5.0) million, $(3.9) million and $(5.0) million, respectively. Cash used in operations decreased from 1997 to 1998 as a result of a lower net loss and increases primarily in accounts payable, accrued expenses and deferred revenue that more than offset increases in accounts receivable. Cash used in operations increased from 1998 to 1999 principally as a result of increased investments in infrastructure, branding and personnel costs which resulted in a higher net loss, as well as increases in accounts receivable and unbilled revenue. These increases were offset by increases in accrued expenses and accounts payable.

          Cash provided by (used in) investing activities for the three months ended March 31, 1999 and 2000 was $(6.1) million and $5.0 million, respectively, and included purchases of property and equipment of $120,000 and $867,000, respectively. This increase was primarily a result of proceeds from the sale of short-term investments exceeding purchases of short-term investments and restricted cash in the first quarter of 2000. Cash provided by (used in) investing activities for 1997, 1998 and 1999 was $(2.0) million, $2.2 million and $(28.3) million, respectively, and included purchases of property and equipment of $640,000, $92,000 and $797,000 in 1997, 1998 and 1999, respectively. Cash provided by investing activities increased from 1997 to 1998 primarily as a result of proceeds from the sale of short-term investments exceeding purchases of short-term investments in 1998. From 1998 to 1999, cash used in investing activities increased as a result of purchases of short-term investments exceeding proceeds from the sale of short-term investments in 1999.

          Cash provided by financing activities for the three months ended March 31, 1999 and 2000 was $4.9 million and $304,000, respectively. This decrease reflects the receipt of net proceeds from the sale of redeemable convertible preferred stock in the first quarter of 1999 offset by the receipt of proceeds from the exercise of stock options in the first quarter of 2000. Cash provided by (used in) financing activities for 1997, 1998 and 1999 was $3.2 million, $(513,000) and $36.5 million, respectively. Cash provided by financing activities decreased from 1997 to 1998 as a result of our issuance of redeemable convertible preferred stock and long-term debt in 1997, offset by the repayments of long-term debt. The increase from 1998 to 1999 reflects the receipt of net proceeds from the sale of redeemable convertible preferred stock offset by the repayments of long-term debt.

          We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. We expect to spend approximately $10 million on facilities and equipment during the last nine months of 2000. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to those accruing to holders of common stock, and the term of this debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned service offerings, sales and marketing efforts, which could harm our business, financial condition and operating results.

Market Risk Disclosure

          We do not currently use derivative financial instruments. At March 31, 2000, we had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $21.1 million. These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. The portfolio consisted of U.S. Treasury bills with a weighted-average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2000, the fair market value of the portfolio would decline by an immaterial amount. We would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Recently Issued Relevant Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, is effective for Mainspring beginning January 1, 2001. We do not expect SFAS No. 133 to have a material effect on our consolidated financial position or results of operations.

          In March 2000, the Financial Accounting Standards Board released FASB Interpretation No. 44 (“FIN No. 44”), “Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25.” FIN 44 provides guidance for certain issues that arise in applying Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees.” The Company does not expect that the adoption of FIN No. 44 will have a significant impact on the Company’s results of operations or financial position.

BUSINESS

Overview

           Mainspring is a strategy consulting firm that focuses exclusively on developing Internet strategies which offer an immediate and specific plan of action. We work primarily with Fortune 1000 companies to develop eStrategies, which we define as strategies designed to enable a company to protect, evolve and transform its business and achieve a sustained competitive advantage in the new Internet economy. Our approach integrates expertise in strategic consulting, the Internet and targeted, discrete industries to help clients redefine fundamental elements of their business models including product and service offerings, distribution channels, organizational structures and branding strategies.

          We provide three integrated service offerings: eStrategy Consulting, eStrategy Direct and eStrategy Executive Council. eStrategy Consulting is our project-based consulting service through which we work with our clients to develop and deliver Internet strategies in a rapid timeframe. In providing our eStrategy Consulting services, we use a proprietary approach that focuses on building business models, creating customer experiences, defining technology solution architectures and commercializing eStrategy plans. By working with our clients to understand and integrate each of these dimensions within the context of their business, we help them address the complex strategic issues they face in the new Internet economy. eStrategy Direct is our subscription-based, online consulting service that provides our clients with real-time access to our proprietary market and business model analyses, case studies and interactive forums, as well as limited direct access to our strategy consultants. eStrategy Executive Council is our membership-based, online and in-person forum in which we bring together senior executives of Fortune 1000 companies to exchange ideas, experiences and business practices related to the Internet. As part of this service, we develop and deliver specific proprietary analyses on emerging Internet business issues. Because each of our offerings relates to developing and evaluating Internet strategies, we can capitalize on the expertise and knowledge we gain in one service offering to provide our other services more rapidly and effectively. In addition, these service offerings provide us with a unique way of continually interacting with our clients and allow us to develop and maintain long term relationships with them.

Industry Background

          The Internet is fundamentally reshaping the competitive dynamics of business. Companies today face the complex task of developing effective Internet strategies that simultaneously protect, evolve and transform their businesses. In particular, companies must rethink the way they interact with their customers and suppliers and develop strategies that leverage their traditional assets and capitalize on the Internet’s ability to provide a competitive advantage, deliver operating efficiencies, enhance customer satisfaction and increase market penetration.

          Senior executives of Fortune 1000 companies face particular challenges in developing Internet strategies. First, the entry of new competitors with non-traditional business models has changed the industry landscape around which strategy is evaluated and implemented. Second, Internet strategy requires an integrated and comprehensive view of business planning, customer experience and technology. Finally, the rapid pace of change has resulted in a dramatic shortening of the strategic planning process, as rapid time-to-market is now a critical factor in implementing an Internet strategy.

          Given the urgency and complexity associated with transforming their businesses in the Internet economy, companies are increasingly relying on independent consulting firms to develop Internet strategies. International Data Corporation estimates that spending on Internet consulting services will grow from $1.3 billion in 1999 to $7.2 billion in 2004. We believe, however, that few of today’s traditional consulting firms possess the expertise and focus required to respond to the unique challenges posed by the Internet economy. For example, at a time when rapid delivery times are required, traditional strategy consulting firms continue to engage in lengthy consulting projects often lasting several months. The typical outcome of these engagements is generally a report that focuses on industry dynamics and broad strategic trends, but lacks strategies that can be immediately implemented. Although the emerging class of Internet professional services firms offers Internet strategy consulting as part of an end-to-end solution, they are often more focused on technology or creative design and lack the strategic and industry specific expertise demanded by clients. A recent survey by Forrester Research interviewed vice presidents and directors of 62 of the Global 2500 companies and found that 72% chose their vendors because they were “best of breed” rather than end-to-end service providers.

          To address the business challenges of the new Internet economy, we believe that senior executives of Fortune 1000 companies need a strategy consulting firm that combines expertise in Internet strategy development with a comprehensive, industry-specific understanding of how the Internet affects traditional business models. These executives also need strategic advice that can be delivered quickly, and an advisor with whom they can interact on a continuous basis.

The Mainspring Solution

          We develop and deliver Internet strategies designed to help our clients gain a competitive advantage in the new Internet economy. The following are the key elements of the Mainspring solution:

          Pure Internet Strategy Focus.    We focus exclusively on strategy consulting relating to the Internet. Our pure Internet focus allows us to continually develop and enhance our expertise in and knowledge of the Internet economy. As a result, we believe we provide our clients with Internet strategies that are best suited to their needs and delivered to them in a rapid timeframe. We also believe our exclusive strategy focus allows us to develop objective solutions without a bias towards implementing any particular technology. Finally, our focus enables us to recruit highly experienced strategy consultants who want to work with senior executives on complex Internet-related engagements and seek the energy and excitement of a new company with innovative approaches.

           Immediate and Specific Internet Strategies.    Our objective in each engagement is to create a comprehensive eStrategy that provides our clients with an immediate and specific plan of action. Our clients demand Internet strategies that can be rapidly deployed rather than voluminous reports and analyses that may be difficult to implement. The Internet strategies we develop are comprehensive in scope and not only address strategic issues related to a client’s organizational structure, operations and financial model, but also ensure that the solution is technologically feasible and is consistent with the client’s customer and branding strategies. A key point of differentiation relative to our competitors is our ability to deliver an eStrategy that makes specific recommendations for immediate implementation.

           Flexible Service Offerings.    Our three distinct service offerings allow our clients to choose the scope and delivery method of strategic advice that are best suited to their needs. Our eStrategy Consulting services allow clients to engage us for complex projects that will provide them with extensive and dedicated interaction with our strategy consultants. Our eStrategy Direct service allows our clients to access strategic advice on a real-time basis through online access to our in-depth knowledge base of Internet strategy analysis and through direct interaction with our strategy consultants. Finally, our eStrategy Executive Council allows our clients to share ideas and experiences and discuss emerging Internet business issues with a group of their peers. These services enable our clients to interact with us on a continuous basis while positioning us as their ongoing strategic advisor.

           Vertical Market Expertise.    Our targeted market focus allows us to provide highly relevant, insightful and industry-specific advice to our clients through each of our service offerings. We currently focus on the following vertical markets: financial services; retail and consumer goods; technology, media and communications; and manufacturing. In each of these markets we have hired industry experts, developed industry-specific knowledge and created service offerings that address the critical issues facing companies in these industries. We have also structured our direct sales and marketing organizations to promote our service offerings in these target vertical markets. By taking a vertical market approach, we have developed a substantive base of industry-specific expertise that can be accessed by our strategy consultants and our clients.

           Rapid Time to Results.    Our Internet strategy focus, disciplined methodologies and vertical market expertise enable us to provide all of our service offerings in a rapid timeframe. By leveraging the intellectual capital we gain in each of our service offerings, we are able to deliver Internet strategies in an average of four to eight weeks, rather than the several months required by traditional consulting firms. In addition, our eStrategy Direct and eStrategy Executive Council provide our clients with ongoing real-time strategic advice that enables them to accelerate decision making on specific Internet strategy issues.

The Mainspring Strategy

          Our objective is to be the leading Internet strategy consulting firm for Fortune 1000 companies. Our strategies for achieving this objective are as follows:

           Leverage Our Business Model.    Our ability to capture and leverage the knowledge we gain through each of our integrated eStrategy service offerings allows us to continuously expand our knowledge base, build our intellectual capital and improve the quality and speed of services we provide our clients. In addition, our eStrategy Direct service and eStrategy Executive Council provide us with an effective way of introducing potential clients to Mainspring through the initial sale of lower-priced, subscription-based offerings. With the investments we have already made in our eStrategy Direct service and eStrategy Executive Council, we believe we can rapidly gain new clients and sell additional services to our existing clients while minimizing additional investments in personnel and technology infrastructure.

           Develop and Expand Our Client Base.    We have served 46 Fortune 1000 companies and expect to continue developing this existing client base by expanding the scope of current engagements and generating additional follow-on engagements. We believe that as we deliver successful consulting engagements for particular clients and as their strategies evolve, we are able to obtain follow-on engagements to address new issues and additional lines of business within the clients’ organizations. In addition, we intend to expand our client base by targeting new clients and increasing our investment in our direct sales model, including the addition of new sales professionals. We also intend to continue to build Mainspring’s brand awareness and reputation as the partner of choice in Internet business strategy through aggressive and innovative marketing.

           Attract and Retain High-Caliber Strategy Consultants.    We focus on creating and maintaining a culture that encourages innovation, creativity, teamwork, growth, integrity and quality. We intend to continue to attract, develop, and retain a diverse, talented work force through significant internal growth. Consulting professionals have joined Mainspring from traditional strategy consulting firms, Internet professional services firms and the targeted vertical industries in which we have expertise. We believe that professionals are attracted to Mainspring because of our exclusive focus on Internet business strategy and the opportunity to work on engagements where they can see the immediate application of their work. To enhance professional development, we provide in-depth orientation and training, conduct ongoing workshops, and offer career development forums that sharpen skills and foster the exchange of knowledge and experience.

           Develop New and Further Penetrate Existing Vertical Markets.    We intend to expand our business by developing intellectual capital and expertise in new target markets. In addition, we plan to further segment our current vertical markets to increase the depth, quality and relevancy of our services. For example, we have segmented our financial services practice to focus on commercial banking, insurance, brokerage and consumer finance. In deciding on which market segments to focus, we conduct substantial upfront market analysis and research and hire professionals with relevant expertise and relationships. These activities allow us to identify key business issues and opportunities within these industries, and develop a base of intellectual capital. Following our initial work, our business development team uses our base of knowledge to establish credibility and begin building relationships with potential target accounts.

           Continue Our Geographic Expansion.    We intend to offer our services through a network of offices located throughout the United States. We are currently headquartered in Cambridge, Massachusetts and have an office in New York City. We plan to open offices in Chicago and San Francisco within the next 12 months. We also plan to open an office in Europe in the near future. We intend to staff our new offices with strategy consultants, as well as sales and marketing personnel and recruiting professionals. We believe our geographic expansion will allow us to better serve the local needs of our existing and potential clients, focus our sales and marketing efforts and reduce the travel required of our consulting professionals.

Services

          We believe our three integrated service offerings, eStrategy Consulting, eStrategy Direct and eStrategy Executive Council, offer our clients the broadest and most comprehensive range of Internet strategy consulting services available. These offerings provide us with access to a broad client base in which we can identify clients’ strategic needs and provide them with considerable flexibility in selecting the eStrategy consulting services they want. Because of the integrated nature of our services, the use of one service typically creates opportunities for us to provide the other two services. Each of our offerings is priced on a stand-alone basis. Our eStrategy Consulting services are priced on a fixed-time, fixed-fee basis while our eStrategy Direct and eStrategy Executive Council are subscription-based offerings.

eStrategy Consulting

          eStrategy Consulting is our project-based consulting service. In delivering this service, we utilize a team of highly experienced consultants who currently have an average of six years of Internet and/or strategic consulting experience. The experience of our consultants is further enhanced by our proprietary market analyses, Internet business frameworks and vertical market expertise. Our goal on each project is to develop and deliver Internet strategies in a rapid timeframe and our consulting projects typically last six to eight weeks.

           Mainspring’s approach to eStrategy provides the fundamental basis for all our consulting work. Our approach is comprehensive and is focused on building business models, creating customer experiences, defining technology solution architectures and commercializing eStrategy plans. This approach enables our clients to address complex strategy issues that span new business, customer and technology requirements. The following highlights the key elements of our eStrategy approach:

           Building the Business Model:    Building the business model includes defining the business opportunity, estimating the necessary investment required, building a preliminary launch plan and defining key business performance measures. In building the business model, we:

•	perform an assessment to review current Internet capabilities and identify organizational constraints;

•	execute a competitive market assessment, identify market opportunity by analyzing customer and market segments;

•	develop new product and service offerings, incorporating market, price, distribution channels, and differentiation;

•	identify sources of revenue, cost models and capital investment needed to support the business model; and

•	document operational model including business process flows, target organizational structure and criteria for selection of strategic partners.

           Creating the Customer Experience:    As the business strategy drives the future direction of the business, there must also be a complementary creative strategy that defines the customer experience. In creating the customer experience, we:

•	create customer segment profiles and model how changes in these profiles result in new opportunities;

•	establish an online brand by identifying new and existing brand issues and principles and establishing core business values;

•	identify customer needs beyond an initial web site transaction by addressing evolving requirements;

•	lay the visual foundation of the user interface based on the online branding principles, customer profile, and existing offline look-and-feel of a client’s business; and

•	analyze the impact of the online brand on the offline brand to understand how the customer experience may change.

           Defining the Technology Solution Architecture:    The business model in the Internet economy is enabled and potentially altered by a set of technologies that form the technology solution architecture for the model. The definition of a business plan for the Internet economy requires not only innovation of new business models but also a clear understanding of the technology solution architecture needed to implement the new business model. If the technology solution architecture is not defined and tested while the eStrategy is being developed, our clients may risk delay, failure, or lack of understanding of the true costs of implementing the business model. In defining the technology solution architecture, we:

•	develop an understanding of the features and limits of a client’s existing technology infrastructure to determine feasibility of implementation;

•	define the technology solution architecture including the application, data and technology requirements necessary to support the business model; and

•	build a cost model that reflects technology-related expenses associated with implementing the business model.

           Commercializing the eStrategy Plan:    The successful commercialization of an eStrategy plan requires defining the appropriate organizational structure, marketing plan, success metrics, launch plans and key partnerships. In commercializing the eStrategy plan, we:

•	develop a rollout strategy that includes a business risk mitigation plan, technical timelines, market communications strategies, and a technology plan;

•	refine the financial approach and success metrics including target profit model, economics of the business model, and summary cost models;

•	evaluate capability gaps and identify, screen, and perform due diligence on potential partners; and

•	develop organizational structure by identifying organizational characteristics, including governance, roles and responsibilities.

eStrategy Direct

          eStrategy Direct is an online strategy consulting service that provides clients with industry-focused consulting studies and limited access to Mainspring’s strategy consultants on an annual subscription basis. Clients purchase the service for their particular vertical market and receive a limited number of online strategy consulting sessions with Mainspring’s strategy consultants. Clients can use these virtual, interactive sessions to discuss the implications of our analysis on their company or to obtain advice about specific e-business initiatives. Clients also receive online access to in-depth industry or issue-focused consulting studies. Each study typically includes analysis of customer needs, industry competitors, economic models and strategic business alternatives. Clients also receive articles on current industry events, known as “Executive Briefings,” or on innovative business models of other companies, known as “Cases-in-Point.” All studies and articles are delivered electronically via Mainspring’s web site or e-mail.

          We believe the eStrategy Direct service supplements our clients’ Internet strategy development work by providing continuous support in evaluating Internet business issues, changing customer needs, and new competitive trends. The eStrategy Direct continuous service model also allows Mainspring to build strong client relationships and maintain and enhance brand and service awareness with clients.

eStrategy Executive Council

          Through membership in our eStrategy Executive Council, we bring together senior executives of Fortune 1000 companies in an exclusive online and in-person forum for exchanging ideas and experiences in support of accelerating their Internet business readiness. We work with Council members to identify key Internet business issues and develop proprietary surveys and analyses. We also sponsor online and quarterly face-to-face meetings of Council members to exchange leading business practices and pragmatic, experience-based advice. The Council’s agenda for these meetings is largely driven by the members themselves. Recent topics have included selecting the appropriate organizational models, managing distribution channel conflict issues and structuring partnership arrangements.

          To support the ability for Council members to make timely decisions, Mainspring has implemented a proprietary knowledge sharing process that allows Council members to request advice from other members on an ad hoc basis. Members make their requests directly to Mainspring, which in turn distributes the request anonymously to other Council members by e-mail. Members with relevant experience respond to the request and, if appropriate, communicate directly with the originating member. Council members join on an annual basis for a membership fee of $30,000. As of June 15, 2000, there were 68 eStrategy Executive Council members.

Clients

          We have performed eStrategy services for 181 companies. Our clients are primarily Fortune 1000 companies in four targeted markets. We launched our financial services practice in the second quarter of 1998, our retail and consumer goods practice in the third quarter of 1999, our technology, communications and media practice in the fourth quarter of 1999 and our manufacturing practice in the first quarter of 2000. To date, a majority of our clients have been in the financial services market. Because of the strategic nature of the engagements that we perform for many of our clients, we have agreed to keep some clients’ identities confidential. The following is a partial list of our current clients that we believe is representative of our overall client base:

ABN AMRO Bank N.V.
The Advest Group, Inc.
American Century Services Corporation
American Express Company
Capital Resource Partners
Carlson Companies, Inc.
Caterpillar Inc.
The Chase Manhattan Corporation
Dain Rauscher Incorporated
The Dime Savings Bank of New York, FSB
EC Cubed, Inc.
Ernst & Young LLP
First Union Corporation
FleetBoston Financial
GE Capital Corporation
Guitar Center, Inc.
IBM Corporation

Integrated Process Technologies, LLC
John Wiley & Sons, Inc.
Landmark Communications, Inc.
The McGraw-Hill Companies, Inc.
Merrill Lynch & Co., Inc.
Morgan Stanley Dean Witter
National Penn Bank
New York Life Insurance Company
Ohio Casualty Corporation
PepsiCo, Inc.
Phoenix Investment Partners, Ltd.
Putnam Mutual Funds Corp.
Royal Bank of Canada
Sun Life Assurance Company of Canada
U.S. Bancorp
Wachovia Corporation

Case Studies

          The following case studies were selected as representative of the nature and complexity of the business problems that our clients ask us to address. The case studies also are representative of our approach to problems and the outcomes of our engagements.

New York Life

          Client Description.    New York Life is a Fortune 100 company and a worldwide leader in life insurance. New York Life’s core products are life, annuities, long-term care and asset management. New York Life’s goal is to project these strengths into the high growth international markets.

          Client Challenge.    Mainspring was engaged to help develop a broad-based Internet strategy to better position New York Life in the Internet economy. Although New York Life has had an Internet presence since 1996, the newyorklife.com site needed to be upgraded to reflect emerging strategies and services. In addition, the company’s various existing Internet initiatives needed to be fully integrated across all the company’s business units to produce a cohesive look to the many different audiences that visit the Company sites.

           Mainspring Approach and Deliverable.    In the course of 90 days, Mainspring used the eStrategy approach and worked with a company wide work group to develop an overall strategic business vision as well as identify specific initiatives that would protect and enhance the company’s strategic position. The key Internet-based initiatives identified ranged from improving customer self-service on the web to enhancing the interaction and lead generation of the career agency force. We are currently assisting in the development of a roll out across the company. In addition, Mainspring is working with New York Life to identify, select and begin negotiations with a variety of strategic partners to drive traffic to New York Life’s site.

          Key Outcomes.    We believe New York Life’s eStrategy will enable it to deliver significant flexibility, convenience and value to customers while enhancing its career agents’ ability to more effectively sell and manage client relationships. Following our initial engagement, we continue to work with New York Life on further developing e-commerce initiatives that will help transform the business, decrease costs and address new online customer segments and product demands. In addition, we are helping to develop strategies to enhance the company’s internal Internet capabilities. In addition to these eStrategy consulting services, New York Life participates in our eStrategy Executive Council and subscribes to our eStrategy Direct service.

Carlson Companies, Inc.

          Client Description.    Carlson Companies is a leading travel and hospitality services company with operations in more than 140 countries and 165,000 people employed under its brands. In 1998, sales under Carlson brands reached $22 billion. Carlson-owned and related brands include Regent International Hotels; Radisson Hotels & Resorts; Country Inns & Suites By Carlson; T.G.I. Friday’s; Radisson Seven Seas Cruises; Carlson Wagonlit Travel; Thomas Cook Travel and Financial Services; and Carlson Marketing Group. The company was founded in the loyalty/reward business in 1938 as the Gold Bond Trading Stamp company.

          Client Challenge.    Due to their focus on consumer and customer loyalty, Carlson recognized that the Internet would afford companies the opportunity to redefine relationships with customers. Carlson wanted to develop a winning Internet strategy by capitalizing on the opportunity to define customer loyalty for the on-line hospitality market. The strategy required taking advantage of Carlson’s market leadership position, strong customer base, competence in relationship-based marketing and expertise in developing and managing programs to enhance customer loyalty.

           Mainspring Approach and Deliverable.    We utilized our eStrategy approach to analyze the on-line hospitality market opportunity in the travel, financial services and retail industries and define the appropriate product and service offerings. In the next phase of eStrategy development we developed the “go-to-market” strategy addressing Carlson’s ability to attract, retain, sell to and support customers online through an online community. In addition, the Mainspring team assisted in the identification of potential partners from both online and traditional markets and assisted Carlson in the development of a partnership structure, launch plan, and infrastructure required for implementing its new online presence.

          Key Outcomes.    The result of the project was an eStrategy plan that would assist Carlson in bringing together consumers and potential partners, and assist Carlson in creating the opportunity for an Internet online community that is based on customer loyalty and provides an interface to products and services on the Web. We continue to provide eStrategy consulting services to Carlson.

Sales and Marketing

          We have developed a direct sales model that is comprised of dedicated business development and marketing professionals that market and sell our services primarily to Fortune 1000 companies. Our business development professionals are organized into teams along each of our four vertical markets and are primarily responsible for making sales calls to potential clients. Our marketing professionals focus on creating brand recognition for Mainspring broadly, as well as within our targeted industries.

          Our sales and marketing process is structured to maximize the efforts of our business development and marketing professionals and strategy consultants to more effectively penetrate a targeted pipeline of key prospects and clients. Our sales process starts with our business development professionals who identify prospects, initiate contact, qualify leads, determine who key decision makers are, set up initial meetings and assist in the development of project proposals. Our senior strategy consultants are deployed typically at the end of the process and meet with executives at pre-qualified prospect companies to determine their needs and define the appropriate approach. Our typical sales cycle is eight to ten weeks. Ongoing client interaction and account growth is managed by both the business development professionals and consultants.

          Our marketing function is fully integrated with and supports our direct sales model. During 1999 our marketing organization successfully tested several marketing initiatives in an effort to develop our brand recognition and increase our ability to generate business leads. As a result of our success, we will further expand and roll-out some of these initiatives in 2000 including:

•	Mainspring events that expose potential and existing clients to our industry and Internet expertise;

•	industry forum speaking opportunities;

•	online briefings that enable potential and existing clients to interact online with Mainspring strategy consultants focused on key Internet business issues;

•	media relations efforts with industry press, business press, and analysts;

•	advertising programs that run nationally and regionally in targeted media outlets; and

•	direct mail programs targeted at industry executives offering our insights into their business and industries.

          We maintain our client contacts and corresponding business development and marketing information in a central database management system. Our marketing and business development professionals use this information to identify new opportunities for sales, monitor renewal dates of subscription offerings, measure marketing program return on investment and project monthly, quarterly and annual sales.

Strategic Relationship with Bain

          Since September 1999, we have had a strategic alliance with Bain & Company, a strategy consulting firm, pursuant to which we jointly developed intellectual capital that allowed us to more quickly penetrate new industries. We worked together on specific research and analysis projects focused on the challenges that companies face within specific vertical markets in the new Internet economy. For example, together we completed a broad study of the apparel, consumer electronics, and groceries retailing markets from which we developed strategic recommendations on how retailers can build successful business models that integrate offline and online capabilities. In addition, E-Squam Investors I, L.P., an affiliate of Bain responsible for making e-commerce investments for partners of Bain & Company, made a less than 1% equity investment in us.

Agreements with Investment Firms

          In February 2000, we entered into agreements with Chase Capital Partners and Capital Resource Partners. Under each agreement, we will provide Internet strategy due diligence on Chase and Capital Resource investments. In addition, we will also work directly with Chase and Capital Resource partners and senior executives among their portfolio companies to identify business opportunities created by the Internet.

Competition

          The Internet professional services market includes many participants and is intensely competitive. We compete against:

•	large strategic management consulting firms such as McKinsey & Company, Boston Consulting Group and Booz, Allen & Hamilton;

•	Internet professional services firms such as Diamond Technology Partners, Scient, Viant, Sapient and marchFIRST;

•	strategic consulting practices of large information technology consulting firms such as Andersen Consulting, PricewaterhouseCoopers and KPMG;

•	Internet professional services groups of large technology companies such as IBM; and

•	internal strategy management and information technology departments.

          Many of our competitors have longer operating histories, larger installed client bases, greater brand recognition and significantly greater financial, technical, marketing and public relations resources than us.

          We believe the principal competitive factors in our industry are:

•	quality of services and strategic expertise;

•	vertical market knowledge;

•	reputation and experience of professionals delivering services;

•	time required to deliver Internet strategies;

•	brand recognition;

•	effectiveness of sales and marketing efforts;

•	value of our services compared to the price of such services;

•	project management capabilities; and

•	ability to provide services on a broad geographic basis.

           There are relatively low barriers to entry into our business. We have no patented or other proprietary technology that would preclude or inhibit competitors from entering the Internet strategy consulting market. Therefore, we must rely on the skill of our personnel and the quality of our client service to differentiate us from our potential competitors. We expect to face additional competition from new entrants into the market in the future. We cannot be sure that existing or future competitors will not develop or offer superior services or services that have greater customer acceptance than the services we offer.

          We believe that we presently compete successfully in these areas but may be unable to compete successfully in the future due to the evolution of the market for our services. In addition, some of our competitors may develop superior services that have greater customer acceptance than the services we offer.

Mainspring People

          We recognize that our success is critically linked to our ability to attract, develop and retain talented and motivated people who want to influence the impact of the Internet on businesses. As such, we view a strong human resource function as an important strategic component. We believe that the combination of intellectual challenge, Fortune 1000 clients and a dynamic work environment enhance our ability to build an outstanding professional team.

           Recruiting. We have developed an internal recruiting staff of thirteen which focuses on recruiting professionals from other firms as well as from top universities and graduate schools. To supplement our recruiting staff, we have developed an internal affiliate program that rewards employees who are successful in recruiting experienced professionals.

           Training. We have a formal assimilation and training program for all new employees that addresses our culture, methodologies and business processes. To supplement our training program, we are forming an online and in-person learning forum for all employees. We have also developed a performance management and development system, a mentorship program and a 360-degree performance evaluation program.

           Culture. Our sole focus on Internet strategy allows us to offer employees a platform for developing as Internet business professionals. Working in focused teams, our professionals provide services that have a significant impact on our clients’ businesses. Consequently, we are able to offer challenging career opportunities and exposure to the experiences and skill sets required to build successful Internet businesses. We also have an environment that encourages teamwork, fosters creativity, and supports employee growth and flexible working conditions.

          To reinforce our overarching human resource strategy, we are building a culture based on a common set of corporate values:

•	Acuity. The ability to see the competitive environment clearly and thus to anticipate and respond to evolving needs.

•	Agility. The ability to adapt simultaneously to differing business environments.

•	Unity. Teamwork, knowledge sharing, and communication.

•	Integrity. Open, honest and direct communication.

•	Balance. A work environment that provides employees with career challenges while respecting the necessary balance between work and home.

Knowledge Management

          We continue to develop knowledge management systems and processes to efficiently capture, organize and deliver our intellectual capital. Knowledge management capabilities are a fundamental part of our strategy for accelerating the delivery of eStrategy consulting services. Our knowledge management systems and staff provide the link among our services that ensures project teams have easy access to the knowledge they need, when they need it. Our knowledge management is also responsible for ensuring the confidentiality of proprietary client information generated through our consulting work.

          Our knowledge management systems are designed to archive a wide range of information, including:

•	Consulting Deliverables. Consulting project documents and deliverables, proposals, eStrategy Direct analyses, eStrategy Executive Council reports.

•	External Resources. Market data, web site links, library holdings and third-party research.

•	Internal Resources. Methodologies and tools, document templates, training materials, sales contacts and research contacts, competitive intelligence, policies and procedures, people and projects.

          Our knowledge management staff works as a team to develop our core knowledge management systems and processes. Each knowledge management specialist is also affiliated with a specific industry practice and works closely with the strategy consultants in that practice to capture the knowledge gained, properly and consistently archive new information, and ensure project teams can efficiently find the knowledge required.

Intellectual Property

          We seek to protect our intellectual property through a combination of trademark, patent, service mark, copyright and trade secret laws. We enter into confidentiality agreements with all employees and use our best efforts to limit access to and distribution of confidential information generated from within our business or disclosed by third parties. In addition, we have entered into non-competition agreements with all employees which prohibit them from working for a competitor of Mainspring for a period of one year following termination of employment.

          We consider the frameworks, methodologies and expertise generated through our three service offerings to be our intellectual property. Our contracts with clients generally provide that we retain ownership of all intellectual property developed in our client engagements and that our clients may use this intellectual capital for internal business purposes only. Although we believe that our intellectual property has significant value, we also believe that due to the rapid business changes that characterize the Internet economy, the innovative skills, strategy expertise and creativity of our personnel may be more important than our intellectual property.

          We pursue the protection of our trademarks in the United States and in several foreign jurisdictions. We have registered trademarks in the U.S. and in several foreign jurisdictions for the MAINSPRING mark and the COIL SPRING logo, and we have pending registration applications in other foreign jurisdictions. We have filed a U.S. provisional patent application covering our invention of a computerized knowledge brokerage system which is used to deliver consulting online in our eStrategy Executive Council and eStrategy Direct service offerings.

          Policing unauthorized use of our copyrighted material and marks is difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

Facilities

          We are headquartered in Cambridge, Massachusetts. We have leased approximately 63,000 square feet, of which we currently occupy approximately 19,000 square feet. Our lease expires five years from the date the landlord delivers the additional 44,000 square feet, which we currently expect to be August 1, 2000. We have also leased and currently occupy office space in New York City totaling 22,000 square feet. This lease expires in January 2010.

Employees

          As of May 31, 2000, we had a total of 234 full-time employees, of which 185 were based at our headquarters in Cambridge, Massachusetts. Our future success will depend in part on our ability to attract, retain, and motivate highly qualified strategy consulting and management personnel, for whom competition is intense. Our employees are not represented by any collective bargaining unit. We believe our relations with our employees are good.

Legal Proceedings

          We are not currently a party to any material legal proceedings.

          As is typical for companies in our business, we are from time to time the subject of lawsuits. These legal proceedings may be covered under insurance policies or indemnification agreements. Based upon information presently available, we believe that the final outcome of such proceedings should not materially and adversely affect our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

          The executive officers, directors and other key employees of Mainspring and their ages and positions as of June 15, 2000 are as follows:

Name	Age	Position
Executive Officers and Directors
John M. Connolly	48	Chairman of the Board, President and Chief Executive Officer
Mark A. Verdi	33	Chief Financial Officer, Senior Vice President, Finance and Operations, Secretary, Treasurer and Director
Michael J. Armano	48	Chief People Officer, Senior Vice President
Joseph L. Gagnon	39	Senior Vice President, eStrategy Consulting and New York Office General Manager
Ruth M. Habbe	45	Senior Vice President, Marketing
Randall S. Hancock	35	Senior Vice President, eStrategy Direct and eStrategy Executive Council
Eric R. Pelander	44	Senior Vice President, Business Development and Industry Practices
S. Ming Tsai	38	Senior Vice President, eStrategy Consulting
Bruce A. Barnet (1)(2)	54	Director
Lawrence P. Begley (1)	44	Director
Anthony P. Brenner (2)(1)	42	Director
Jerome D. Colonna (1)	36	Director
William S. Kaiser (1)(2)	44	Director
Paul A. Maeder (2)	46	Director
Brian Nairn	50	Director

Other Key Employees
Ian J. Ball	37	Senior Vice President, eStrategy
Ellen G. Carberry	40	Senior Vice President, Business Development
Julie M. Donahue	41	Senior Vice President, eStrategy
Frank F. Britt	34	Vice President, Entrepreneur-in-Residence
Charles E. Carney	37	Vice President, Chief Technology Officer
Mark J. Hernon	37	Vice President and General Manager, Manufacturing Practice
George T. Kivel	41	Vice President, eStrategy Financial Services
George E. Pohle	37	Vice President and General Manager, Technology, Communications and Media Practice
Lee A. Spirer	33	Vice President and General Manager, Financial Services Practice

(1)	Member of the Audit Committee

(2)	Member of Compensation Committee

Executive Officers and Directors

          John M. Connolly founded Mainspring and has served as its Chairman, President and Chief Executive Officer since its inception in April 1996. From 1993 to 1996, Mr. Connolly served as Chairman, Chief Executive Officer and President of ITP Media Group. From 1989 to 1992, Mr. Connolly served as President and CEO of Course Technology, Inc., a leading publisher of educational materials that he co-founded in 1989; Course Technology, Inc. was acquired by the Thomson Corporation in December 1992. Mr. Connolly received a Bachelor of Arts from St. Norbert’s College. Mr. Connolly serves as a director of Student Advantage, Inc.

           Mark A. Verdi joined Mainspring in August 1996 as its Chief Financial Officer, Senior Vice President, Finance and Operations, Secretary and Treasurer. In 1999, Mr. Verdi was elected to its board of directors. From 1994 to 1996, Mr. Verdi attended Harvard Business School. From 1988 to 1994, Mr. Verdi worked in the Entrepreneurial Services Center for the Price Waterhouse High Technology Group, serving as senior manager in 1994. Mr. Verdi received a Bachelor of Science from the University of Vermont and graduated from the Harvard Business School as a Baker Scholar. Mr. Verdi is a Certified Public Accountant.

           Michael J. Armano joined Mainspring in March 2000 as Chief People Officer, Senior Vice President. From 1993 to 2000, Mr. Armano worked at The Boston Consulting Group, most recently as the worldwide director of human resources. From 1990 to 1993, Mr. Armano served as the director of human resources for Fidelity Investments. Mr. Armano received a Bachelor of Science from Suffolk University.

          Joseph L. Gagnon joined Mainspring in October 1999 as Senior Vice President, eStrategy Consulting and New York Office General Manager. From 1989 to 1999, Mr. Gagnon worked at Ernst & Young, most recently as a partner in Ernst & Young’s global eCommerce practice from 1996 to 1999. From 1992 to 1996, Mr. Gagnon held numerous leadership positions in Ernst & Young’s Center for Technology Enablement. Mr. Gagnon received a Bachelor of Arts from Fordham University.

          Ruth M. Habbe joined Mainspring in October 1997 as Senior Vice President, Marketing. From 1994 to 1997, Ms. Habbe served as Vice President, Marketing of Forrester Research, a technology research firm. For 1993, Ms. Habbe served as Vice President, Marketing of Imagery Software. Ms. Habbe received a Bachelor of Arts from the University of Massachusetts.

           Randall S. Hancock joined Mainspring in September 1998 as Senior Vice President, eStrategy Direct and eStrategy Executive Council. From 1994 to 1998, Mr. Hancock served as director of the Gemini Strategic Research Group, a unit of Gemini Consulting, formerly known as the MAC Group, which he founded in 1994. From 1991 to 1993, Mr. Hancock served as a strategy consultant at Gemini Consulting. Mr. Hancock received a Bachelor of Arts from Harvard University and an MBA with distinction from the J.L. Kellogg School at Northwestern University.

          Eric R. Pelander joined Mainspring in January 2000 as Senior Vice President, Business Development and Industry Practices. From 1991 to 1999, Mr. Pelander was a partner at Ernst & Young, most recently as managing director of Strategic Advisory Services from 1996 to 1999. Mr. Pelander received a Bachelor of Arts from the College of William and Mary and an MBA from the Harvard Business School.

          S. Ming Tsai joined Mainspring in October 1999 as Senior Vice President, eStrategy Consulting. From 1997 to 1999, Mr. Tsai was a partner at Ernst & Young, leading its eCommerce strategy practice. From 1987 to 1997, Mr. Tsai was a senior manager with the Boston Consulting Group where he focused on general business and eCommerce strategies. From 1982 to 1987, Mr. Tsai was a senior consultant with Andersen Consulting, working as a technology specialist in online transaction systems. Mr. Tsai received a Bachelor of Science from Yale University and an MBA with honors from Columbia Business School.

          Bruce A. Barnet has served as a director of Mainspring since December 1996. Mr. Barnet is currently a private investor and advisor in Internet businesses. From 1996 to 1999, Mr. Barnet was President and CEO of Cahners Business Information. From 1990 to 1996, Mr. Barnet was the President and CEO of Cowles Enthusiast Media. Mr. Barnet completed his undergraduate work at Yale University and received an MBA from Columbia University. Mr. Barnet serves as a director for General Cigar Co.

           Lawrence P. Begley has served as a director of Mainspring since June 2000. Since March 2000, Mr. Begley has served as Executive Vice President and Chief Financial Officer of CCBN.COM, Inc. From 1999 to 2000, Mr. Begley served as Executive Vice President, Chief Financial Officer and Director of Razorfish Inc., an electronic business professional services firm. Mr. Begley was Executive Vice President, Chief Financial Officer and Director of i-Cube, Inc. from 1996 until Razorfish acquired i-Cube in November 1999. Before joining
i-Cube, Mr. Begley was employed by The Boston Consulting Group, an international management consulting firm, where he served as Chief Financial Officer and Treasurer from 1990 to 1996. Mr. Begley is a Certified Public Accountant and earned a BSBA from Boston College and an MBA from Babson College.

           Anthony P. Brenner has served as a director of Mainspring since November 1999. Since 1998, Mr. Brenner has been a managing director and partner at Crosslink Capital, Inc., formerly Omega Ventures of Robertson Stephens & Company. From 1994 to 1997, Mr. Brenner also served as senior managing director of Advanta Partners, a venture capital firm affiliated with Advanta Corporation, a financial services company. Mr. Brenner received a Bachelor of Arts from Yale University and an MBA from Stanford University. Mr. Brenner currently serves as a director for Careside, Inc. and Eloquent, Inc.

          Jerome D. Colonna has served as a director of Mainspring since December 1996. Since 1996, Mr. Colonna has served as a partner at Flatiron Partners, LLC, a venture capital firm that he co-founded in 1996. From 1995 to 1996, Mr. Colonna served as a partner at CMG@Ventures, a venture capital investment firm that he co-founded in 1995. From 1985 to 1995, Mr. Colonna served in various positions with CMP Media, Inc., a technology publishing firm, including Editorial Director, Interactive Media Group. Mr. Colonna received a Bachelor of Arts degree from Queens College, City University of New York. Mr. Colonna currently serves on the boards of directors at TheStreet.com and iXL Inc.

           William S. Kaiser has served as a director of Mainspring since June 1996. Mr. Kaiser has been a general partner of Greylock Equity Limited Partnership since 1994. Mr. Kaiser received a Bachelor of Science from the Massachusetts Institute of Technology and an MBA from the Harvard Business School. Mr. Kaiser currently serves on the boards of Clarus Corporation, Open Market Inc., Red Hat, Inc. and Student Advantage, Inc.

          Paul A. Maeder has served as a director of Mainspring since June 1996. Mr. Maeder is Managing General Partner of Highland Capital Partners, a venture capital firm that he co-founded in 1988. From 1984 to 1987, Mr. Maeder was a General Partner at Charles River Ventures. Mr. Maeder received a Bachelor of Science from Princeton University, a Masters in Mechanical Engineering from Stanford University, and an MBA from the Harvard Business School.

          Brian Nairn has served as a director of Mainspring since September 1999. Mr. Nairn currently serves as President and Chief Operating Officer of Cahners Business Information. He joined Cahners in 1996 as Executive Vice President in charge of Business Publications. From 1991 to 1996, Mr. Nairn held a number of senior positions at Advanstar Communications, most recently as president of the Publishing Division from 1994 to 1996.

Other Key Employees

          Ian J. Ball joined Mainspring in March 2000 as Senior Vice President, eStrategy. From 1997 to 2000, Mr. Ball was a partner with CSC Consulting, most recently as the senior partner and vice president-in-charge of eStrategy. From 1988 to 1997, Mr. Ball was a partner with Kalchas, an international strategy consulting firm that was acquired by CSC Consulting in 1997. Mr. Ball received a Bachelor of Science with honors from Bristol University.

          Ellen G. Carberry joined Mainspring in September 1996 as Senior Vice President, Business Development. From 1994 to 1996, Ms. Carberry was director of business development at AT&T New Media Services, formerly Interchange and Ziff-Davis Interactive. Ms. Carberry was senior manager of Electronic Publishing Franchises for AT&T from 1994 to 1995. From 1993 to 1994, Ms. Carberry was the assistant to the President and CEO of Production Group International, Inc., an event and communications agency. Ms. Carberry received a Bachelor of Arts from Georgetown University.

          Julie M. Donahue joined Mainspring in June 1998 as Senior Vice President, eStrategy. From 1997 to 1998, Ms. Donahue was CEO of Venture Forward, a Division of The Chasm Group which she founded in 1997. From 1995 to 1997, Ms. Donahue was a principal consultant with The Chasm Group, an education consulting firm focused on helping high tech companies achieve market leadership. Ms. Donahue received a Bachelor of Science in Economics from the University of Pennsylvania.

           Frank F. Britt joined Mainspring in March 2000 as Vice President, Entrepreneur-in-Residence. From 1999 to 2000, Mr. Britt was an independent Internet strategy consultant. From 1996 to 1999, Mr. Britt served as Vice President of Marketing and Merchandising at Streamline.com. From 1990 to 1996, Mr. Britt was with Andersen Consulting, most recently as a Senior Manager, where he worked in the Consumer Products Strategic Services practice. Mr. Britt received a Bachelor of Science from Syracuse University.

           Charles E. Carney joined Mainspring in April 2000 as Vice President, Chief Technology Officer. From 1999 to 2000, Mr. Carney was chief information officer and chief technology officer at Mullen Advertising. From 1992 to 1999, Mr. Carney was employed by Ernst & Young, most recently as senior manager, electronic commerce. Mr. Carney received a Bachelor of Science from Northeastern University and a Ph.D. from the Massachusetts Institute of Technology.

          Mark J. Hernon joined Mainspring in January 2000 as Vice President and General Manager, Manufacturing Practice. From 1987 to 1999, Mr. Hernon was employed by Deloitte Consulting, most recently as a partner in 1999. Mr. Hernon received a Bachelor of Science, a Masters in Industrial Engineering, and an MBA from Rensselaer Polytechnic Institute.

          George T. Kivel joined Mainspring in February 1998 as Vice President, eStrategy Financial Services. From 1995 to 1998, Mr. Kivel served as director of consulting services for The Tower Group, an international taxation and information technology consulting firm. Mr. Kivel received a Bachelor of Arts from Harvard University.

          George E. Pohle joined Mainspring in October 1999 as Vice President and General Manager, Technology, Communications and Media Practice. From 1998 to 1999, Mr. Pohle was senior director, strategy and business development at Lucent Technologies. From 1994 to 1998, Mr. Pohle was a principal with Gemini Consulting, serving as its head of U.S. strategy from 1997 to 1998. Mr. Pohle received a Bachelor of Science from The Johns Hopkins University and an MBA from INSEAD.

          Lee A. Spirer joined Mainspring in November 1999 as Vice President and General Manager, Financial Services Practice. From 1994 to 1999, Mr. Spirer was employed by Booz-Allen and Hamilton, most recently as a principal since 1996. Mr. Spirer received a Bachelor of Arts from Brandeis University and an MBA from The Wharton School.

Election Of Executive Officers And Directors

          Our executive officers are elected by the board of directors on an annual basis and serve until their successors are duly elected and qualified or their earlier resignation or removal. All of the current directors were elected as our directors under a shareholders’ agreement which will terminate upon the closing of this offering. There are no family relationships among any of our executive officers or directors.

Board Committees

          The board of directors has appointed a compensation committee consisting of Messrs. Barnet, Brenner, Kaiser and Maeder. The compensation committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee also administers our stock option and incentive and stock purchase plans. Please turn to the section titled “—Equity Plans” for more information on our stock option and incentive and stock purchase plans.

          The board of directors has also appointed an audit committee consisting of Messrs. Barnet, Begley, Brenner, Colonna and Kaiser. The audit committee reviews, with our independent auditors, the scope and timing of their audit services and any other services they are asked to perform, the auditors’ report on our consolidated financial statements following completion of their audit, and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.

Director Compensation

          Our directors do not currently receive any cash compensation for their services as members of our board of directors, although directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and committee meetings. Directors are currently eligible to participate in Mainspring’s 1996 Omnibus Stock Plan and will be eligible to participate in Mainspring’s 2000 Non-Employee Director Stock Option Plan. For additional information about options, please turn to the headings titled “—Equity Plans” and “Certain Transactions.”

Compensation Committee Interlocks And Insider Participation

          The compensation committee is comprised of Messrs. Barnet, Brenner, Kaiser and Maeder. Messrs. Barnet, Brenner, Kaiser and Maeder are not and have never been employees of Mainspring. Messrs. Brenner, Kaiser and Maeder are managing members and/or general partners of affiliates of Mainspring that have made significant equity investments in Mainspring. See “Certain Transactions” for more information on these investments. No executive officer of Mainspring serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Mainspring’s board of directors or compensation committee. No such interlocking relationship has existed in the past. Prior to the formation of the compensation committee in January 1997, Mainspring’s full board of directors (which included Mr. Connolly, chief executive officer of Mainspring) was responsible for the functions of a compensation committee and made decisions concerning executive officer compensation.

Executive Compensation

Summary Compensation

          The following table sets forth the compensation information for our Chief Executive Officer and our four other highest-paid executive officers, whose total salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 1999.

				Long Term Compensation
	Annual Compensation			Securities Underlying Options
Name and Principal Position	Salary		Bonus
John M. Connolly	$172,290		$100,000	350,000
Chairman, President and Chief Executive Officer
Joseph L. Gagnon	75,000	(1)	200,000	172,500
Senior Vice President, eStrategy Consulting and New York Office General Manager
Ruth M. Habbe	163,913		107,500	10,000
Senior Vice President, Marketing
Randall S. Hancock	147,451		105,000	41,084
Senior Vice President, eStrategy Direct and eStrategy Executive Council
Mark A. Verdi	144,863		125,000	10,000
Chief Financial Officer, Senior Vice President, Finance and Operations, Secretary and Treasurer

(1)	Reflects salary paid to Mr. Gagnon from October 1, 1999, his first day of employment, through December 31, 1999.

Option Grants in Last Fiscal Year

          The following table sets forth each grant of stock options during 1999 to each of the named executive officers. No stock appreciation rights were granted during the fiscal year. Upon a change of control of Mainspring, 50% of the unvested stock options of Messrs. Connolly, Gagnon, Hancock and Ms. Habbe become immediately exercisable and all of Mr. Verdi’s unvested stock options become immediately exercisable. Each of the options has a ten-year term, except for certain incentive stock options granted to Mr. Connolly, subject to earlier termination in the event the holder ceases providing services to us.

          The percentage numbers are based on options to purchase an aggregate of 1,938,234 shares of common stock granted to our employees under our 1996 Omnibus Stock Plan during 1999. The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure as long as this procedure would not cause us to recognize compensation expense for financial reporting purposes. We may also finance the option exercise by accepting a full recourse note from the optionee equal to the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

          The potential realizable value is calculated based on a ten-year term of the option at the time of grant, except with respect to certain incentive stock options granted to Mr. Connolly, which is calculated based on a five-year term. Stock price appreciation of 5% and 10% is assumed because of SEC rules and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the assumed initial public offering price of $11.00 per share appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 1999	Exercise Price ($/Sh)	Expiration Date
					5%	10%

John M. Connolly	221,425	11.4%	$2.20	10/1/04	$2,621,472	$3,435,544
	128,575	6.6	2.00	10/1/09	2,046,636	3,411,245
Joseph L. Gagnon	172,500	8.9	2.00	9/13/09	2,745,828	4,576,626
Ruth M. Habbe	10,000	0.5	2.00	7/27/09	159,178	265,312
Randall S. Hancock	1,600	*	2.50	12/21/09	24,669	41,650
	39,484	2.0	5.00	12/31/09	510,048	929,105
Mark A. Verdi	10,000	0.5	2.00	7/27/09	159,178	265,312

*	Less than 0.1%

Option Exercises and Year-End Holdings

          The following table sets forth information concerning stock option exercises during 1999 by each of the named executive officers and the number and value of unexercised options held by them as of December 31, 1999. The heading “Vested” refers to shares no longer subject to repurchase by us, and the heading “Unvested” refers to shares subject to repurchase by us, in each case as of December 31, 1999.

Aggregate Option Exercises In 1999 And Fiscal Year-End Option Values

	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised in-the-Money Options at Year-End(2)
Name			Vested	Unvested	Vested	Unvested
John M. Connolly	—	$ —	50,000	300,000	$440,000	$2,665,715
Joseph L. Gagnon	—	—	50,000	122,500	450,000	1,102,500
Ruth M. Habbe	74,036	139,188	—	93,908	—	960,965
Randall S. Hancock	—	—	56,754	141,912	586,099	1,300,107
Mark A. Verdi	96,118	155,753	9,062	77,950	95,584	801,862

(1)	These values have been calculated by determining the difference between the exercise price per share and the fair market value on the date of exercise.

(2)	These values have been calculated by determining the difference between the exercise price per share and the assumed initial public offering price of $11.00 per share.

Equity Plans

          1996 Omnibus Stock Plan.    Mainspring’s 1996 Omnibus Stock Plan was adopted by the board of directors and approved by the stockholders on June 7, 1996. A total of 3,926,908 shares of common stock have been reserved for issuance under the 1996 Stock Plan. Under the 1996 Stock Plan, Mainspring was authorized to grant options to purchase shares of common stock intended to qualify as incentive stock options as defined under Section 422 of the Internal Revenue Code of 1986 to employees and non-qualified stock options and restricted stock to directors, officers and other employees and consultants of Mainspring. Options granted under the 1996 Stock Plan are exercisable within ten years of the grant date or, in the case of incentive stock options granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of stock of Mainspring, not more than five years after the grant date. Options granted under the 1996 Stock Plan generally become exercisable according to the following schedule: 30% by the first anniversary of the date of grant, then monthly such that an additional 20% become exercisable by the second anniversary, 20% by the third anniversary and 30% by the fourth anniversary. As of March 31, 2000, options to purchase 3,170,889 shares of Mainspring common stock are outstanding and are exercisable at prices ranging from $.17 to $9.00 per share.

          2000 Stock Option and Incentive Plan.    Mainspring’s 2000 Stock Option and Incentive Plan, or 2000 Option Plan, was adopted by the Board of Directors on February 9, 2000 and approved by the stockholders on March 29, 2000. A total of 5,000,000 shares of common stock have initially been reserved for issuance under the 2000 Option Plan. The 2000 Option Plan provides that the number of shares authorized for issuance will automatically increase annually by 8% of the outstanding number of shares of common stock, and the number of shares of common stock issuable pursuant to the exercise of outstanding options, up to a maximum of an additional 5,000,000 shares of common stock per year. Under the terms of the 2000 Option Plan, Mainspring is authorized to grant incentive stock options, non-qualified options, stock awards or direct purchases of common stock available for employees, officers, directors and consultants of Mainspring.

          The 2000 Option Plan is administered by the Mainspring compensation committee. The committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each award, subject to the provisions of the 2000 Option Plan. No options may be exercised following termination of employment for cause. The term of the 2000 Option Plan is ten years, unless sooner terminated by vote of the board of directors. As of March 31, 2000, options to purchase 1,410,500 shares of Mainspring common stock are outstanding under the 2000 Option Plan and are exercisable at $9.00 per share.

          Change in Control Provisions.    The 2000 Option Plan and the 1996 Stock Plan (as amended on February 9, 2000) provide for the acceleration of vesting in the event of a change in control of Mainspring. Generally, upon a change in control, vesting of options or other awards will accelerate by one year if:

•	the acquiring company neither assumes or substitutes the option or award nor replaces it with a similar award; or

•	the holder is discharged within 12 months after the change in control, other than for cause.

For this purpose, holder is also treated as having been discharged other than for cause if the holder resigns after being asked to relocate, after suffering a reduction in compensation or after being demoted.

          2000 Non-Employee Director Stock Option Plan.    Mainspring’s 2000 Non-Employee Director Stock Option Plan, or Director Plan, was adopted by the Board of Directors on February 9, 2000, was approved by the stockholders on March 29, 2000, and becomes effective on the date on which Mainspring’s common stock is registered under the Securities Exchange Act. A total of 200,000 shares of common stock have been authorized for issuance under the Director Plan.

          The Director Plan is administered by the Mainspring compensation committee. Under the Director Plan, each non-employee director who is or becomes a member of the board of directors is automatically granted on the date on which the common stock becomes registered under the Exchange Act or, if not a director on that date, the date first elected to the board of directors, an initial option to purchase 20,000 shares of common stock, which will vest quarterly in equal installments over four years. In addition, provided that the director continues to serve as a member of the board of directors, each non-employee director will be automatically granted on the first anniversary of his or her initial option grant date and each year thereafter an option to purchase 3,000 shares of common stock, which will vest quarterly in equal installments over that year. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. Unexercisable options terminate when the director ceases to be a director for any reason other than death or permanent disability. Vested options may be exercised at any time during the option term. The term of the Director Plan is ten years, unless sooner terminated by vote of the board of directors. No options have been granted under the Director Plan.

          2000 Employee Stock Purchase Plan.    The 2000 Employee Stock Purchase Plan, or Stock Purchase Plan, was adopted by the board of directors on February 9, 2000, was approved by the stockholders on March 29, 2000, and becomes effective on the date on which Mainspring’s common stock is registered under the Securities Exchange Act. The Stock Purchase Plan provides for the issuance of up to an aggregate of 1,000,000 shares of common stock to participating employees. The Stock Purchase Plan provides that the number of shares authorized for issuance under the Stock Purchase Plan will automatically increase annually by 2% of the outstanding number of shares of common stock, up to a maximum of an additional 1,000,000 shares of common stock per year.

          The Stock Purchase Plan is administered by the Mainspring compensation committee. All employees who have completed three months of employment with Mainspring and whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the Stock Purchase Plan. The right to purchase common stock under the Stock Purchase Plan will be made available through a series of offerings. On the first day of an offering period, Mainspring will grant to each eligible employee who has elected in writing to participate in the Stock Purchase Plan an option to purchase shares of common stock. The employee will be required to authorize an amount, between 1% and 20% of the employee’s compensation, to be deducted from the employee’s pay during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Stock Purchase Plan, the option exercise price is an amount equal to 85% of the fair market value of one share of common stock on either the first or last day of the offering period, whichever is lower. No employee may be granted an option that would permit the employee’s rights to purchase common stock to accrue in excess of $25,000 in any calendar year. Options granted under the Stock Purchase Plan terminate upon an employee’s voluntary withdrawal from the plan at any time or upon termination of employment. No options have been granted to date under the Stock Purchase Plan.

Employment Agreement

           Mainspring is currently negotiating an employment agreement and a noncompetition, nondisclosure and inventions agreement with John M. Connolly, its Chairman of the Board, President and Chief Executive Officer. We expect this employment agreement will provide for the payment of salary and bonus, will terminate on June 30, 2002 unless earlier terminated and may be extended upon mutual agreement of the parties. In addition, we expect the employment agreement will provide that if Mr. Connolly is terminated without just cause, as defined in the employment agreement, Mr. Connolly will receive a severance payment equal to twelve months salary and all unvested options will accelerate and become exercisable for a period of twelve months following termination. Finally, in the event of a merger or acquisition of Mainspring, if Mr. Connolly:

•	is not offered employment by the acquiring corporation in a comparable position and at a comparable salary; or

•	is terminated at any time for other than just cause within twelve months following the completion of the acquisition,

we expect Mr. Connolly will receive a severance payment equal to twelve months salary and all unvested options will accelerate and become exercisable for a period of twelve months.

401(k) Plan

           Mainspring has established a tax-qualified 401(k) Retirement Savings Plan. All employees of Mainspring are eligible to participate in the 401(k) Plan. Employees may generally elect to defer up to 20% of their pre-tax compensation and Mainspring may make matching contributions on an annual basis to the employees. To date, we have not made any matching contributions to the 401(k) Plan.

Limitation Of Liability And Indemnification Of Officers And Directors

           Mainspring’s amended and restated certificate of incorporation provides that the directors and officers of Mainspring shall be indemnified by Mainspring to the fullest extent authorized by Delaware law against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of Mainspring. The amended and restated certificate of incorporation also provides that the directors of Mainspring will not be personally liable for monetary damages to Mainspring for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Mainspring or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Mainspring intends to increase its insurance which insures the directors and officers of Mainspring against specified losses and which insures Mainspring against specific obligations to indemnify its directors and officers.

CERTAIN TRANSACTIONS

          Since our incorporation in April 1996, we have issued and sold shares of preferred stock to the following persons and entities who are our executive officers, directors or principal stockholders. For more detail on shares held by these purchasers, see “Principal Stockholders.” Four of our directors, Anthony Brenner, Brian Nairn, William Kaiser and Paul Maeder, are affiliates of holders of greater than five percent of our common stock.

Preferred Stock Issuances

Investor	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock	Aggregate Purchase Price
Highland Capital Partners II, Limited Partnership	551,471	90,145	20,243	436,011	430,148	$7,711,085
Greylock Equity Limited Partnership	551,471	90,145	20,243	436,011	430,148	7,711,085
Reed Elsevier Inc.	—	384,616	—	—	—	3,000,005
Chase Venture Capital Associates, L.P.	—	151,976	18,674	191,163	273,542	4,194,021
Crosslink (1)	—	—	—	—	1,066,667	8,000,003
Bruce A. Barnet	—	—	—	26,316	20,202	251,516
Ruth M. Habbe	—	—	—	—	13,333	99,998
S. Ming Tsai	—	—	—	—	6,667	50,003

(1)	Comprised of Crosslink Omega Ventures III, L.L.C., Crosslink Offshore Omega Ventures III (a Cayman Islands unit trust), Omega Bayview, L.L.C. and Crosslink Crossover Fund III, L.P.

          Series A Financing.    On June 14, 1996, we issued an aggregate of 1,205,884 shares of Series A preferred stock to six investors, including Highland and Greylock. The per share purchase price for our Series A preferred stock was $3.40.

          Series B Financing.    On December 4, 1996, we issued an aggregate of 896,159 shares of Series B preferred stock to ten investors, including Highland, Greylock, Reed Elsevier and Chase. The per share purchase price for our Series B preferred stock was $7.80.

          Series C Financing.    On October 3, 1997, we issued an aggregate of 225,103 shares of Series C preferred stock to six investors, including Highland, Greylock and Chase. The per share purchase price for our Series C preferred stock was $12.35.

          Series D Financing.    On February 8, 1999, we issued an aggregate of 1,315,790 shares of Series D preferred stock to ten investors, including Highland, Greylock, Chase and Bruce Barnet. The per share purchase price for our Series D preferred stock was $3.80.

          Series E Financing.    On November 18, 1999, December 29, 1999 and February 10, 2000, we issued an aggregate of 4,426,668 shares of Series E preferred stock to 23 investors, including Crosslink, Highland, Greylock, Chase, Bruce Barnet, Ruth Habbe, Ming Tsai and E-Squam Investors I, L.P. The per share purchase price for our Series E preferred stock was $7.50.

          All of the shares of each series of our preferred stock will automatically convert to common stock upon a public offering of our common stock in which the aggregate proceeds equal or exceed $15,000,000 and the price per share equals or exceeds $11.70. Our preferred stock may also convert to common stock at any time at the option of the holder.

          In connection with the issuances of each series of preferred stock, we have also granted registration rights to the securityholders listed above under the terms of the Series E Preferred Stock Purchase Agreement. See “Description of Capital Stock—Registration Rights.”

Common Stock Issuances

          In February 1998, one of our founders terminated his employment with Mainspring. This founder’s shares of common stock were subject to a stock restriction agreement. Under the terms of this stock restriction agreement, we repurchased shares of his unvested common stock at a purchase price of $.005 per share. On August 12, 1998, we repurchased an additional 379,160 shares of common stock at $.62 per share, which was the fair market value of our common stock on August 12, 1998. Also on August 12, 1998, this founder sold 415,408 shares of common stock to certain of our investors and employees at a price of $.62 per share, including Highland, Greylock, Reed Elsevier, John Connolly, Bruce Barnet, Mark Verdi and Ruth Habbe.

Loans to Executive Officers

          On August 31, 1999, Ming Tsai borrowed $200,000 from Mainspring. The loan is evidenced by a full recourse promissory note and bears interest at a rate of 8.0%. Principal of $100,000 and accrued interest on $100,000 will be forgiven if we continue to employ Mr. Tsai for one year. The remaining principal and interest is due on August 31, 2001. Rather than provide a signing bonus to Mr. Tsai, we offered a loan to Mr. Tsai and agreed to forgive the portion of the loan after one year in return for Mr. Tsai’s commitment to remain with Mainspring for one year.

          On March 15, 2000, Michael Armano borrowed $225,000 from Mainspring. The loan is evidenced by a full recourse promissory note and bears interest at a rate of 8.75%. Accrued interest will be forgiven if we continue to employ Mr. Armano for two years. Principal of $225,000 is due on March 15, 2002.

          We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We agreed to the material terms of each of the preferred stock issuances set forth above after arms’-length negotiations with previously unaffiliated persons. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding beneficial ownership of our common stock as of
June 1, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each person who we know to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each executive officer (named in the summary compensation table under “Management—Executive Compensation”); and

•	all current executive officers and directors as a group.

          The percentages shown are based on 14,745,293 shares of common stock outstanding as of June 1, 2000 and 18,245,293 shares of common stock outstanding after this offering, including the 3,500,000 shares that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days of June 1, 2000 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Mainspring Communications, Inc., One Main Street, Cambridge, Massachusetts 02142.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Executive Officers and Directors
John M. Connolly(1)	1,154,434	7.8%	1,154,434	6.3%
Mark A. Verdi(2)	125,708	*	125,708	*
Bruce A. Barnet 5 Crooked Mile Road Westport, CT 06880	112,320	*	112,320	*
Lawrence P. Begley CCBN.com 200 Portland Street, 5th Floor Boston, MA 02114	—	*	—	*
Anthony P. Brenner(3) Crosslink Capital 555 California Street, Suite 2350 San Francisco, CA 94104	1,066,667	7.2	1,066,667	5.8
Jerome D. Colonna(4) Flatiron Partners 257 Park Avenue South, 12th Floor New York, NY 10010	225,147	1.5	225,147	1.2
William S. Kaiser(5) Greylock Management One Federal Street Boston, MA 02110	2,717,750	18.4	2,717,750	14.9
Paul A. Maeder(6) Highland Capital 2 International Place Boston, MA 02110	2,717,750	18.4	2,717,750	14.9

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Executive Officers and Directors (continued)
Brian Nairn	—	*	—	*
Cahners Business Information 350 Hudson Street New York, NY 10014
Joseph L. Gagnon	57,500	*	57,500	*
Ruth M. Habbe(7)	146,812	1.0	146,812	*
Randall S. Hancock(8)	117,249	*	117,249	*
Principal Stockholders
Highland Capital Partners II, Limited Partnership 2 International Place Boston, MA 02110	2,717,750	18.4	2,717,750	14.9
Greylock Equity Limited Partnership One Federal Street Boston, MA 02110	2,717,750	18.4	2,717,750	14.9
Reed Elsevier Inc. 275 Washington Street Newton, MA 02158	937,531	6.4	937,531	5.1
Chase Venture Capital Associates, L.P. 257 Park Avenue South, 12th Floor New York, NY 10010	1,062,378	7.2	1,062,378	5.8
Crosslink(9) 555 California Street, Suite 2350 San Francisco, CA 94104	1,066,667	7.2	1,066,667	5.8
All executive officers and directors as a group (15 persons)(10)	8,565,954	57.4	8,565,954	46.5

*	Less than 1% of the outstanding common stock

(1)	Includes 10,000 shares owned by Mr. Connolly’s minor children. Also includes 50,000 shares issuable upon the exercise of options that become exercisable within 60 days of June 1, 2000.
(2)
Includes 27,607 shares issuable upon the exercise of options that become exercisable within 60 days of June 1, 2000. Does not include 40,000 shares owned by Mr. Verdi’s parents. Mr. Verdi has voting power over such 40,000 shares which terminates upon the completion of this offering.

(3)
Comprised of 1,066,667 shares owned by the Crosslink entities. Mr. Brenner is a managing member of Crosslink Omega III Holdings, L.L.C. and Crossover Fund III Management, L.L.C. Crosslink Omega III Holdings, L.L.C. is the investment manager of Crosslink Omega Ventures III, L.L.C. and Crosslink Offshore Omega Ventures III (a Cayman Islands unit trust). Crossover Fund III Management, L.L.C. is the general partner of Crosslink Crossover Fund III, L.P. Mr. Brenner is a member of Omega Bayview, L.L.C. Mr. Brenner disclaims beneficial ownership of the shares owned by the Crosslink entities except to the extent of his proportionate pecuniary interest therein.

(4)
Comprised of 225,147 shares owned by the Flatiron Fund LLC 98/99, Flatiron Fund, LLC and Flatiron Associates, LLC. Mr. Colonna is a managing partner of the managing members of the Flatiron Fund LLC 98/99 and Flatiron Fund, LLC. He is a managing member of Flatiron Associates, LLC. Mr. Colonna disclaims beneficial ownership of the shares owned by the Flatiron entities except to the extent of his proportionate pecuniary interest therein.

(5)
Comprised of 2,717,750 shares owned by Greylock Equity Limited Partnership. Mr. Kaiser is a general partner of Greylock Equity GP Limited Partnership, the general partner of Greylock Equity Limited Partnership. Mr. Kaiser disclaims beneficial ownership of the shares owned by Greylock except to the extent of his proportionate pecuniary interest therein.

(6)
Comprised of 2,717,750 shares owned by Highland Capital Partners II, Limited Partnership. Mr. Maeder is a general partner of Highland Management Partners II Limited Partnership, the general partner of Highland Capital Partners Limited Partnership. Mr. Maeder disclaims beneficial ownership of the shares owned by Highland except to the extent of his proportionate pecuniary interest therein.

(7)	Includes 28,183 shares issuable upon the exercise of options that become exercisable within 60 days of June 1, 2000.
(8)	Includes 77,765 shares issuable upon the exercise of options that become exercisable within 60 days of June 1, 2000.
(9)
Comprised of Crosslink Omega Ventures III, L.L.C., Crosslink Offshore Omega Ventures III (a Cayman Islands unit trust), Omega Bayview, L.L.C. and Crosslink Crossover Fund III, L.P. Crosslink Omega III Holdings, L.L.C. is the investment manager of Crosslink Omega Ventures III, L.L.C. and Crosslink Offshore Omega Ventures III. Crossover Fund III Management, L.L.C. is the general partner of Crosslink Crossover Fund III, L.P.

(10)	Includes an aggregate of 183,555 shares issuable upon the exercise of options that become exercisable within 60 days of June 1, 2000.

DESCRIPTION OF CAPITAL STOCK

          After the closing of this offering, the authorized capital stock of Mainspring will consist of 250,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share.

          The following summary description of Mainspring’s capital stock is qualified by reference to the provisions of applicable law and to Mainspring’s amended and restated certificate of incorporation and amended and restated by-laws, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

          As of March 31, 2000, there were 2,237,157 shares of common stock outstanding held by 85 stockholders of record. Based upon the number of shares outstanding as of that date and giving effect to the following transactions, there will be 18,124,407 shares of common stock outstanding after this offering:

•	the issuance of the 3,500,000 shares of common stock offered by Mainspring in this offering; and

•
the conversion of all shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series X preferred stock into common stock.

          In addition, as of March 31, 2000, there were outstanding stock options for the purchase of a total of 4,581,389 shares of common stock.

          Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for payment of dividends, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Mainspring, the holders of common stock are entitled to receive ratably the net assets of Mainspring available after the payment of all debts and other liabilities of Mainspring, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Mainspring may designate and issue in the future.

Preferred Stock

          Our board of directors will be authorized, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to an aggregate of 25,000,000 shares of preferred stock, in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

          The stockholders of Mainspring have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock provides desirable flexibility in connection with possible acquisitions and other corporate purposes. However, the preferred stock, if issued, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, a majority of the outstanding voting stock of Mainspring. Mainspring has not, to date, issued any shares of such preferred stock and has no present plans to issue any shares of preferred stock.

Delaware Law And Our Charter And By-Law Provisions; Anti-Takeover Effects

          Upon completion of this offering, Mainspring will be subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of Mainspring’s outstanding voting stock.

           Mainspring’s amended and restated certificate of incorporation and by-laws to be effective on the closing of this offering provide that

•	directors may be removed only for cause by the vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote; and

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled by vote of a majority of the directors then in office.

          The limitations on the removal of directors and the procedures for the filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, Mainspring.

          The certificate of incorporation and by-laws to be effective on the closing of this offering also provide that, after the closing of the offering:

•
any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•
special meetings of the stockholders may only be called by the Chairman of the board of directors, the President, or by the board of directors. Our by-laws will also provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with the requirements regarding advance notice to us.

          The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of Mainspring. These provisions may also discourage another person or entity from making a tender offer for Mainspring’s common stock. As a result, such person or entity, even if it acquired a majority of the outstanding voting securities of Mainspring, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

          The General Corporation Law of Delaware provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Mainspring’s amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of capital stock of Mainspring issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of the amended and restated certificate of incorporation. Mainspring’s amended and restated by-laws may be amended or repealed by a majority vote of the board of directors except for provisions relating to the board of directors which may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of the shares of capital stock issued and outstanding and entitled to vote. The amended and restated by-laws may also be amended or repealed by the affirmative vote of the holders of at least two-thirds of the shares of capital stock of Mainspring issued and outstanding and entitled to vote. This two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Registration Rights

          After this offering, based on shares outstanding as of March 31, 2000, the holders of approximately 12,856,171 shares of outstanding common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. The holders of registration rights are those investors that purchased shares of our Series A, Series B, Series C, Series D, Series E and Series X preferred stock. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include these shares in the registration. Some of the stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use reasonable efforts to effect a registration. Further, holders may require us to file additional, short-form registration statements on Form S-3 at our expense. These rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in that registration and our right not to effect a requested registration more than once in any six-month period.

Transfer Agent And Registrar

          The transfer agent and registrar for the common stock will be ChaseMellon Shareholder Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of this offering, based on the number of shares outstanding as of March 31, 2000, Mainspring will have 18,124,407 shares of common stock outstanding, and outstanding options for an additional 4,581,389 shares of common stock. Of these shares, the 3,500,000 shares, and 4,025,000 shares if the over-allotment option is exercised in full, to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, any shares purchased by affiliates of Mainspring may generally be sold in compliance with the limitations of Rule 144 described below, and shares reserved for sale to our directors, officers, employees and related persons will also be subject to a lock-up agreement for 180 days after the offering.

Sales Of Restricted Shares

          The remaining 14,624,407 shares of common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 or Rule 701 under the Securities Act. Of these shares 13,782,385 shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements, a total of 14,140,962 shares will become eligible for sale subject to the limitations of either Rule 144 or Rule 701.

Days After Date of This Prospectus	Approximate Shares Eligible for Future Sale	Comment
On effectiveness	3,548,098	Freely tradable sold in offering or salable under Rule 144(k)
90 days after effectiveness	163,486	Shares salable under Rule 144 or 701
180 days after effectiveness (expiration of lock-up)	14,140,962	Shares salable under Rule 144, 144(k) or 701
More than 180 days after effectiveness	271,861	Salable under Rule 144 or 144(k) on various dates

          Certain of the shares listed in the foregoing table as not salable until 180 days after effectiveness may become salable earlier as described below under “Lock-up Agreements.”

          In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (approximately 181,244 shares immediately after this offering), or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided that the company satisfies the requirements concerning available of public information, manner of sale and notice of sale. In addition, our affiliates must comply with the requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

          Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale, and who has beneficially owned shares for at least two years, may resell such shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or any affiliate of the issuer. Rule 701 provides that currently outstanding shares of common stock acquired under our employee stock plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

•	by persons, other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and

•	by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement, subject to some limitations.

Options

          Shares of common stock acquired upon the exercise of currently outstanding options issued in accordance with Rule 701 may be resold by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of the date of this prospectus, the board of directors has authorized an aggregate of up to 9,126,908 shares of common stock for issuance pursuant to Mainspring’s stock option plans. At March 31, 2000, 403,871 shares of common stock were issuable pursuant to outstanding vested options or pursuant to other rights granted under Mainspring’s various stock option plans, of which approximately 4,000 shares are not subject to lock-up agreements with the underwriters and will be eligible for sale in the public market in accordance with Rule 701 beginning 90 days after the date of this prospectus; 4,177,518 shares of common stock are issuable pursuant to outstanding options that are not yet exercisable; and 3,590,188 shares of common stock are available for future grants under Mainspring’s stock option and stock purchase plans.

           Mainspring intends to file one or more registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this prospectus to register all shares of common stock which are issuable pursuant to Mainspring’s stock option and stock purchase plans. These registration statements are expected to become effective upon filing. Shares covered by the registration statements will be eligible for sale in the public markets.

Lock-Up Agreements

           Mainspring, its executive officers and directors, and substantially all of our stockholders have agreed not to sell or transfer their shares of common stock, or to engage in hedging transactions with respect to the common stock, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, Mainspring has agreed that its Board of Directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated in its sole discretion may release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Please turn to the section titled “Underwriters” for more information on the lock-up agreements.

Registration Rights

          Upon completion of this offering, the holders of approximately 12,856,171 shares of common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For additional information on registration rights, please turn to the section titled “Description of Capital Stock—Registration Rights.”

Effects of Sales of Shares

          Prior to this offering, there has been no public market for the common stock of Mainspring. We can make no predictions as to the effect, if any, that market sales of shares of common stock prevailing from time to time, or the availability of shares for future sale, may have on the market price for our common stock. Sales of substantial amounts of common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

UNDERWRITERS

          Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below for whom Morgan Stanley & Co. Incorporated, Chase Securities Inc, Thomas Weisel Partners LLC and FAC/Equities, a division of First Albany Corporation, are acting as representatives, have severally agreed to purchase, and Mainspring has agreed to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Thomas Weisel Partners LLC
FAC/Equities, a division of First Albany Corporation

Total	3,500,000

          The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this offering are subject to the approval of various legal matters by their counsel and to various other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

          The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $     a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $     a share to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Morgan Stanley Dean Witter Online Inc., an affiliate of Morgan Stanley & Co. Incorporated, may act as a selected dealer in the offering to facilitate the distribution of shares of common stock over the Internet to its eligible account holders.

           Mainspring has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this offering. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional shares of common stock as the number set forth next to that underwriter’s name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to public would be $            , the total underwriters’ discounts and commissions would be $            , and the total proceeds to us would be $             .

          We estimate expenses payable by us in connection with this offering, other than underwriting discounts and commissions referred to above, will be approximately $1,150,000.

          The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares of common stock offered in this offering for our directors, officers, employees and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent those individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

           Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “MSPR.”

           Mainspring, our directors and executive officers and other securityholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, it will not directly or indirectly:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for Mainspring’s common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Mainspring’s common stock;

whether any transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise.

          The restrictions described in the previous paragraph do not apply to:

•	the sale of the shares to the underwriters;

•
the issuance by Mainspring of restricted stock awards under Mainspring’s existing employee benefit plans or of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	the grant of options to officers, directors, employees, consultants or advisors provided such options are not exercisable prior to the end of the lock-up period.

          In addition, our officers, directors and stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, neither he, she, nor it will, during the period ending 180 days after the date of the prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

          In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

          We and the underwriters have agreed to indemnify each other against liabilities in connection with this offering, including liabilities under the Securities Act.

          We issued to Morgan Stanley Dean Witter Equity Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, 26,667 shares of our Series E preferred stock as payment for placement services provided by Morgan Stanley to us in connection with the private placement of shares of our Series E preferred stock. These shares will be subject to restrictions on transfer for a period of one year after the date of this prospectus, which period may be reduced to six months if rule amendments proposed by the National Association of Securities Dealers, Inc. are adopted. The shares issued to Morgan Stanley are convertible into an aggregate of 26,667 shares of common stock.

Pricing of the Offering

          Prior to this offering, there has been no public market for the shares of our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are:

•	our future prospects and the future prospects of our industry in general;

•	our record of operations and our current financial position;

•	the experience of our management;

•	our revenue, earnings and other financial and operating information in recent periods; and

•	the price-earnings ratios, price-revenue ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

          The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

          Due to the fact that one of the representatives of the underwriters was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

LEGAL MATTERS

          The validity of the issuance of the shares of common stock to be issued in this offering will be passed upon for Mainspring by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Legal matters for the underwriters will be passed upon by Ropes & Gray, Boston, Massachusetts.

EXPERTS

          The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the financial statement schedules included in the Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information which we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. After this offering, we will be subject to the informational requirements of the Securities Exchange Act. We will be required to file annual and quarterly reports, proxy statements and other information with the SEC.

          You can inspect and copy our registration statement, reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains our registration statement, reports and other information. The address of the SEC’s Internet site is http://www.sec.gov.

          We intend to furnish our stockholders annual reports containing financial statements audited by our independent accountants.

MAINSPRING COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Accountants	F-2

Consolidated Balance Sheet at December 31, 1998 and 1999 and March 31, 2000 (unaudited)	F-3

Consolidated Statement of Operations for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-4

Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for
     the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000
(unaudited)	F-5

Consolidated Statement of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Accountants

To the Board of Directors and Stockholders of
Mainspring Communications, Inc.:

          In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Mainspring Communications, Inc. and its subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSE COOPERS LLP
Boston, Massachusetts
March 15, 2000

MAINSPRING COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEET

	December 31,		March 31,	Pro Forma March 31,
	1998	1999	2000	2000
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$ 2,725,447	$ 5,859,379	$ 6,495,732	$ 6,495,732
Short-term investments	249,834	27,747,396	21,065,517	21,065,517
Accounts receivable, net of allowance for doubtful accounts of $90,000, $84,000 and $124,000 at December 31, 1998, December 31, 1999 and March 31, 2000 (unaudited), respectively	550,959	1,238,528	1,283,161	1,283,161
Unbilled revenue on contracts	—	169,205	1,345,545	1,345,545
Prepaid expenses and other current assets	93,545	517,233	798,483	798,483

Total current assets	3,619,785	35,531,741	30,988,438	30,988,438
Property and equipment, net	396,204	825,823	1,553,719	1,553,719
Notes receivable from officer	—	100,000	325,000	325,000
Restricted cash	—	—	832,323	832,323
Other assets	24,490	71,627	424,446	424,446

Total assets	$ 4,040,479	$36,529,191	$34,123,926	$34,123,926

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$ 268,512	$ 132,149	$ 70,931	$ 70,931
Accounts payable	258,483	1,318,628	1,195,283	1,195,283
Accrued expenses	1,109,352	4,962,128	5,135,756	5,135,756
Deferred revenue	1,040,950	1,713,426	2,891,440	2,891,440

Total current liabilities	2,677,297	8,126,331	9,293,410	9,293,410
Long-term debt	147,911	7,881	—	—

Total liabilities	2,825,208	8,134,212	9,293,410	9,293,410

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.01 par value	13,870,068	58,508,671	62,835,513	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value; Authorized: 25,000,000 shares; Issued: 1,472,368, 1,895,970, 2,241,157 and 14,628,407 shares at December 31, 1998, December 31, 1999, March 31, 2000 (unaudited) and March 31, 2000 pro forma (unaudited), respectively; Outstanding: 1,468,368, 1,891,970, 2,237,157 and 14,624,407 shares at December 31, 1998, December 31, 1999, March 31, 2000 (unaudited) and March 31, 2000 pro forma (unaudited), respectively	14,724	18,960	22,412	146,284
Additional paid-in capital	—	2,747,777	1,641,017	64,352,658
Deferred compensation	—	(7,516,519)	(7,895,623)	(7,895,623)
Treasury stock, at cost	(2,480)	(2,480)	(2,480)	(2,480)
Accumulated deficit	(12,667,041)	(25,361,430)	(31,770,323)	(31,770,323)

Total stockholders’ equity (deficit)	(12,654,797)	(30,113,692)	(38,004,997)	24,830,516

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$ 4,040,479	$36,529,191	$34,123,926	$34,123,926

The accompanying notes are an integral part of these consolidated financial statements.

MAINSPRING COMMUNICATIONS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	1997	1998	1999	1999	2000
				(unaudited)
Revenue:
Consulting	$ —	$ 177,769	$ 6,276,488	$ 632,250	$ 4,694,523
Subscriptions	84,049	455,031	754,383	117,230	315,467

Total revenue	84,049	632,800	7,030,871	749,480	5,009,990

Cost of revenue:
Consulting (exclusive of: $895,125 of stock-based compensation for the year ended December 31, 1999 and $778,204 for the three months ended March 31, 2000)	—	139,047	3,272,232	373,034	2,802,393
Subscriptions (exclusive of: $154,104 of stock-based compensation for the year ended December 31, 1999 and $25,544 for the three months ended March 31, 2000)	784,052	994,230	1,365,788	254,017	574,713

Total cost of revenue	784,052	1,133,277	4,638,020	627,051	3,377,106

Gross margin	(700,003)	(500,477)	2,392,851	122,429	1,632,884

Operating expenses:
Research and development (exclusive of $8,146 of stock-based compensation for the year ended December 31, 1999 and $9,385, for the three months ended March 31, 2000)	2,204,883	992,805	1,800,696	23,271	263,250
Selling, general and administrative (exclusive of: $837,799 of stock- based compensation for the year ended December 31, 1999 and $27,432 and $333,388 for the three months ended March 31, 1999 and 2000, respectively)	2,877,862	3,907,541	11,745,504	1,484,190	7,016,946
Stock-based compensation— employees and consultants	—	—	1,895,174	27,432	1,146,521

Total operating expenses	5,082,745	4,900,346	15,441,374	1,534,893	8,426,717

Loss from operations	(5,782,748)	(5,400,823)	(13,048,523)	(1,412,464)	(6,793,833)
Interest income, net	355,275	237,673	354,134	47,342	384,940

Net loss	(5,427,473)	(5,163,150)	(12,694,389)	(1,365,122)	(6,408,893)
Accretion of preferred stock to redemption value	—	—	(6,940,941)	—	(3,226,839)

Net loss attributable to common stockholders	$(5,427,473)	$(5,163,150)	$(19,635,330)	$(1,365,122)	$ (9,635,732)

Basic and diluted net loss per share	$ (4.81)	$ (3.40)	$ (12.44)	$ (.96)	$ (4.40)
Shares used in computing basic and diluted net loss per share	1,127,348	1,516,656	1,577,881	1,419,093	2,188,306
Unaudited pro forma basic and diluted net loss per share			$ (1.29)		$ (.44)
Shares used in computing unaudited pro forma basic and diluted net loss per share			9,822,755		14,490,085

The accompanying notes are an integral part of these consolidated financial statements.

MAINSPRING COMMUNICATIONS, INC.

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Stockholders’ Equity (Deficit)
			Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 1996	2,102,043	$11,090,046	2,207,648	$22,078	$ —	$ —	$ (1,814,558)	$ —	$ (1,792,480)
Issuance of common stock pursuant to stock option exercises	—	—	17,014	170	2,942	—	—	—	3,112
Cancellation of treasury stock	—	—	(145,780)	(1,458)	1,458	—	—	—	—
Issuance of Series C redeemable convertible preferred stock	225,103	2,780,022	—	—	—	—	(37,727)	—	(37,727)
Net loss	—	—	—	—	—	—	(5,427,473)	—	(5,427,473)

Balance at December 31, 1997	2,327,146	13,870,068	2,078,882	20,790	4,400	—	(7,279,758)	—	(7,254,568)
Issuance of common stock pursuant to stock option exercises	—	—	9,012	90	1,572	—	—	—	1,662
Repurchase of common stock	—	—	—	—	—	—	—	(238,741)	(238,741)
Cancellation of treasury stock	—	—	(615,526)	(6,156)	(5,972)	—	(224,133)	236,261	—
Net loss	—	—	—	—	—	—	(5,163,150)	—	(5,163,150)

Balance at December 31, 1998	2,327,146	13,870,068	1,472,368	14,724	—	—	(12,667,041)	(2,480)	(12,654,797)
Issuance of common stock pursuant to stock option exercises	—	—	384,118	3,841	186,273	—	—	—	190,114
Issuance of Series D redeemable convertible preferred stock	1,315,790	4,964,508	—	—	—	—	—	—	—
Issuance of common stock	—	—	39,484	395	137,799	—	—	—	138,194
Issuance of warrants for Series X convertible preferred stock	—	966,200	—	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock and beneficial conversion feature	4,400,001	31,766,954	—	—	66,667	—	—	—	66,667
Accretion of preferred stock to redemption value	—	6,940,941	—	—	(6,940,941)	—	—	—	(6,940,941)
Deferred compensation related to grant of stock options to employees	—	—	—	—	8,839,431	(8,839,431)	—	—	—
Stock-based compensation associated with stock option grants	—	—	—	—	458,548	1,322,912	—	—	1,781,460
Net loss	—	—	—	—	—	—	(12,694,389)	—	(12,694,389)

Balance at December 31, 1999	8,042,937	58,508,671	1,895,970	18,960	2,747,777	(7,516,519)	(25,361,430)	(2,480)	(30,113,692)
Issuance of common stock pursuant to stock option exercises (unaudited)	—	—	345,187	3,452	594,454	—	—	—	597,906
Issuance of warrants for Series X convertible preferred stock (unaudited)	—	900,035	—	—	—	—	—	—	—
Issuance of Series X convertible preferred stock pursuant to warrant exercise (unaudited)	229,744	—	—	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock (unaudited)	26,667	199,968	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value (unaudited)	—	3,226,839	—	—	(3,226,839)	—	—	—	(3,226,839)
Deferred compensation related to grant of stock options to employees (unaudited)	—	—	—	—	1,525,625	(1,525,625)	—	—	—
Stock-based compensation associated with stock option grants (unaudited)	—	—	—	—	—	1,146,521	—	—	1,146,521
Net loss (unaudited)	—	—	—	—	—	—	(6,408,893)	—	(6,408,893)

Balance at March 31, 2000 (unaudited)	8,299,348	$62,835,513	2,241,157	$22,412	$1,641,017	$(7,895,623)	$(31,770,323)	$ (2,480)	$(38,004,997)

The accompanying notes are an integral part of these consolidated financial statements.

MAINSPRING COMMUNICATIONS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
	1997	1998	1999	1999	2000
				(unaudited)
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
Net loss	$ (5,427,473)	$ (5,163,150)	$ (12,694,389)	$ (1,365,122)	$ (6,408,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	412,694	314,520	367,866	77,153	139,211
Loss on disposal of property and equipment	3,382	—	—	—	—
Realized gain on maturities of short-term investments	(144,199)	(11,217)	(5,902)	—	—
Services received in exchange for preferred stock warrants	—	—	1,669,617	—	263,285
Stock-based compensation expense	—	—	1,895,174	27,432	1,146,521
Changes in operating assets and liabilities:
Accounts receivable	(145,166)	(405,793)	(687,569)	(96,228)	(44,633)
Unbilled revenue on contracts	—	—	(169,205)	—	(1,176,340)
Prepaid expenses and other assets	(159,043)	91,451	(370,825)	(22,262)	(634,069)
Accounts payable	(266,256)	208,423	1,060,145	149,364	(123,345)
Accrued expenses	260,225	529,122	3,216,026	(101,186)	1,010,346
Deferred revenue	465,344	575,606	672,476	(106,396)	1,178,014

Net cash used in operating activities	(5,000,492)	(3,861,038)	(5,046,586)	(1,437,245)	(4,649,903)

Cash flows from investing activities:
Increase in restricted cash	—	—	—	—	(832,323)
Purchases of property and equipment	(640,001)	(91,693)	(797,485)	(119,779)	(867,107)
Purchases of short-term investments	(43,694,833)	(1,756,634)	(30,992,968)	(5,981,432)	—
Proceeds from sale of short-term investments	42,300,000	4,004,797	3,501,308	—	6,681,879

Net cash provided by (used in) investing activities	(2,034,834)	2,156,470	(28,289,145)	(6,101,211)	4,982,449

Cash flows from financing activities:
Proceeds from issuance of long-term debt	499,025	—	—	—	—
Repayments of long-term debt	(90,909)	(276,394)	(276,393)	(61,217)	(69,099)
Issuance of notes receivable from officer	—	—	(200,000)	—	(225,000)
Proceeds from issuance of redeemable convertible preferred stock	2,742,295	—	36,731,462	4,964,508	—
Proceeds from issuance of common stock	—	—	24,480	—	—
Repurchase of common stock	—	(238,741)	—	—	—
Proceeds from exercise of stock options	3,112	1,662	190,114	3,990	597,906

Net cash provided by (used in) financing activities	3,153,523	(513,473)	36,469,663	4,907,281	303,807

Net increase (decrease) in cash and cash equivalents	(3,881,803)	(2,218,041)	3,133,932	(2,631,175)	636,353
Cash and cash equivalents, beginning of period	8,825,291	4,943,488	2,725,447	2,725,447	5,859,379

Cash and cash equivalents, end of period	$ 4,943,488	$ 2,725,447	$ 5,859,379	$ 94,272	$ 6,495,732

The accompanying notes are an integral part of these consolidated financial statements.

MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of the Business

           Mainspring Communications, Inc. (“Mainspring”) is an eStrategy consulting firm that focuses exclusively on developing Internet strategies primarily for Fortune 1000 companies. Mainspring provides three integrated service offerings, eStrategy Consulting, eStrategy Direct and eStrategy Executive Council, to help companies develop eStrategies that protect, evolve and transform their businesses to achieve a sustained competitive advantage in the new Internet economy. Mainspring operated in one business segment through December 31, 1999. Mainspring was incorporated on April 2, 1996.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of Mainspring and its wholly-owned subsidiary, Mainspring Securities Corporation. All intercompany transactions have been eliminated.

Financial Instruments

          The carrying value of Mainspring’s financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term debt, approximate their fair values.

Cash, Cash Equivalents and Short-Term Investments

           Mainspring considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Mainspring invests excess cash primarily in money market funds of major financial institutions and U.S. Treasury securities. These investments are subject to minimal credit and market risk.

          At December 31, 1998 and 1999, cash equivalents were comprised of money market funds totaling approximately $66,000 and $4,843,000, respectively, and U.S. Treasury bills totaling approximately $2,648,000 and $0, respectively. Short-term investments consist of U.S. Treasury bills having a weighted-average remaining contractual maturity of 1.5 months and 6.7 months at December 31, 1998 and 1999, respectively. At December 31, 1998 and 1999, cash equivalents and short-term investments are classified as available-for-sale and recorded at amortized cost, which approximates fair value.

Revenue Recognition

           Mainspring’s service offerings are priced on a stand-alone basis. eStrategy Consulting services are priced on a fixed fee basis. eStrategy Direct and eStrategy Executive Council are both annually renewable subscription-based offerings.

          Revenue pursuant to eStrategy Consulting services is recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which losses become probable and can be reasonably estimated. To date, such losses have been insignificant. Revenue pursuant to eStrategy Direct and eStrategy Executive Council subscriptions is recognized ratably over the term of the contract, generally 12 months. Revenue under arrangements where multiple services are sold together is allocated to each element based on their relative fair values, with fair value being the price charged when that element is sold separately. Revenue excludes reimbursable expenses charged to and collected from clients. The unearned portion of customer billings is included in deferred revenue in the accompanying consolidated balance sheet.

MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable, Concentration of Credit Risk and Major Customers

          Financial instruments which potentially expose Mainspring to concentrations of credit risk consist primarily of trade accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. Mainspring performs ongoing credit evaluations of customers’ financial condition but does not require collateral. Credit losses have not been significant to date.

          At December 31, 1998, 25%, 18%, 18% and 11% of Mainspring’s accounts receivable were due from four customers. At December 31, 1999, 12%, 11% and 11% of Mainspring’s accounts receivable were due from three customers. At March 31, 2000, 33%, 31% and 15% of Mainspring’s accounts receivable were due from three customers (unaudited).

          Revenue from three customers represented 37%, 26% and 25% of total revenue during the year ended December 31, 1997. Revenue from two customers represented 33% and 20% of total revenue during the year ended December 31, 1998. No customer represented more than 10% of total revenue during the year ended December 31, 1999. For the three months ended March 31, 2000, five clients accounted for approximately 55% of our total revenue, with one client accounting for approximately 28% of revenue (unaudited).

Property and Equipment

          Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Repair and maintenance costs are expensed as incurred.

Stock-Based Compensation

           Mainspring accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Mainspring applies the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” through disclosure only (Note 7). Stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123 and the Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Advertising Costs

           Advertising costs are charged to operations as incurred. Advertising costs were insignificant for the years ended December 31, 1997 and 1998, and were approximately $1,000,000 for the year ended December 31, 1999.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Unaudited Pro Forma Balance Sheet

          Upon the closing of Mainspring’s anticipated initial public offering, all shares of redeemable convertible preferred stock outstanding at March 31, 2000 (Note 6) will automatically convert into 12,387,250 shares of common stock. This conversion has been reflected in the unaudited pro forma balance sheet as of March 31, 2000.

Unaudited Interim Financial Data

          The interim financial data as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 have been derived from unaudited financial statements of Mainspring. Management believes Mainspring’s unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in such periods. Results for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share

          Net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding, excluding shares of common stock subject to repurchase. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, exercise of stock options and warrants and the lapsing of restrictions on common stock subject to repurchase are antidilutive for all periods presented. Unaudited pro forma basic and diluted net loss per share has been calculated assuming the conversion of all outstanding shares of preferred stock into common shares, as if the shares had converted immediately upon their issuance.

Internal Use Software

          On January 1, 1999, Mainspring adopted American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Accordingly, Mainspring capitalizes costs incurred during the application development stage of software developed for internal use. To date, internal costs eligible for capitalization under SOP 98-1 have not been significant.

Recently Issued Accounting Pronouncements

          In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended, is effective for Mainspring beginning January 1, 2001. Mainspring does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

          In March 2000, the Financial Accounting Standards Board released FASB Interpretation No. 44 (“FIN No. 44”), “Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25.” FIN 44 provides guidance for certain issues that arise in applying APB Opinion No. 25. The Company does not expect that the adoption of FIN No. 44 will have a significant impact on the Company’s results of operations or financial position.

3.  Property and Equipment

          Property and equipment consists of the following:

		December 31,		March 31,
	Useful life in years	1998	1999	2000
				(unaudited)
Computer equipment and software	3	$ 844,129	$ 1,591,828	$2,145,965
Furniture and fixtures	5	55,582	93,329	105,457
Leasehold improvements	2-10	89,605	101,644	402,486

		989,316	1,786,801	2,653,908
Less—accumulated depreciation		593,112	960,978	1,100,189

		$ 396,204	$ 825,823	$1,553,719

MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Depreciation expense on property and equipment was $412,694, $314,520 and $367,866 for the years ended December 31, 1997, 1998 and 1999, respectively.

4.  Accrued Expenses

          Accrued expenses consist of the following:

	December 31,
	1998	1999

Professional fees	$ 514,655	$ 1,446,934
Compensation and benefits	500,482	1,943,775
Accrued compensation related to unvested Series X warrants	—	636,750
Other accrued expenses	94,215	934,669

	$1,109,352	$ 4,962,128

5.  Long-Term Debt

          Long-term debt consists of the following:

	December 31,
	1998	1999
Term loan payable to bank in monthly principal installments of $15,152 plus accrued interest at prime rate plus 0.5% (9.0% at December 31, 1999) through March 2000	$227,273	$45,455
Term loan payable to bank in monthly principal installments of $7,881 plus accrued interest at prime rate plus 0.5% (9.0% at December 31, 1999) through January 2001	189,150	94,575

	416,423	140,030
Less current portion	268,512	132,149

	$147,911	$ 7,881

          All borrowings under the aforementioned term loans are collateralized by substantially all of Mainspring’s assets and are subject to certain minimum working capital and tangible net worth requirements and other nonfinancial covenants, including restrictions on Mainspring’s ability to pay dividends. At December 31, 1999, future aggregate principal payments on long-term debt are as follows:

Year ending December 31,
2000	$132,149
2001	7,881

$140,030

           Mainspring paid $53,950, $51,190 and $24,705 in the years ended December 31, 1997, 1998 and 1999, respectively, for interest.
MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock

           Mainspring’s preferred stock is comprised of the following:

	December 31,		March 31,
	1998	1999	2000
			(unaudited)
Redeemable Convertible Preferred Stock:
Series A:
1,205,884 shares authorized, issued and outstanding at December 31, 1998 and 1999 and March 31, 2000	$ 4,100,006	$ 6,401,185	$ 7,143,367
Series B:
896,159 shares authorized, issued and outstanding at December 31, 1998 and 1999 and March 31, 2000	6,990,040	8,749,579	9,410,982
Series C:
225,103 shares authorized, issued and outstanding at December 31, 1998 and 1999 and March 31, 2000	2,780,022	3,138,168	3,294,719
Series D:
1,315,790 shares authorized, issued and outstanding at December 31, 1999 and March 31, 2000	—	7,486,552	8,306,396
Series E:
4,400,001 shares authorized, issued and outstanding at December 31, 1999 and 4,426,668 shares authorized, issued and outstanding at March 31, 2000	—	31,766,987	32,813,814
Series X:
460,000 shares authorized; no shares issued and outstanding at December 31, 1998 and 1999, 229,744 shares issued and outstanding at March 31, 2000	—	—	1,866,235
Series X convertible preferred stock warrants	—	966,200	—

Total Redeemable Convertible Preferred Stock	13,870,068	58,508,671	62,835,513
Preferred Stock:
Undesignated:
1,172,854 and 6,497,063 shares authorized at December 31, 1998 and 1999; 6,470,396 shares authorized at March 31, 2000; no shares issued and outstanding at December 31, 1998 and 1999 and March 31, 2000	—	—	—

	$13,870,068	$58,508,671	$62,835,513

          The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, the “Senior Redeemable Preferred Stock”) and Series X Preferred Stock (together with the Senior Redeemable Preferred Stock, the “Preferred Stock”) have the following characteristics:

Dividend Rights

          Holders of the Preferred Stock are not entitled to receive dividends unless declared by Mainspring’s Board of Directors. Any dividends declared must be distributed to the holders of each series of the Senior Redeemable Preferred Stock equally and no dividends may be paid on the common stock until any and all dividends declared on the Senior Redeemable Preferred Stock have been paid in full. The Series X Preferred Stock has no dividend rights. Through December 31, 1999, no dividends have been declared or paid by Mainspring.

Liquidation Preferences

          In the event of any liquidation, dissolution or winding up of Mainspring, the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series X Preferred Stock shall be entitled to receive, in preference to the common stockholders, per share amounts equal to $3.40, $7.80, $12.35, $3.80, $7.50 and $4.35, respectively, plus any declared but unpaid dividends.

          The holders of the Series E Preferred Stock shall be entitled to receive, in preference to the holders of the Series A, Series B, Series C, Series D and Series X Preferred Stock and the common stock, an amount equal to $7.50 per share. Once the distribution to the holders of the Series E Preferred Stock has been made in full, the holders of the Series D Preferred Stock shall be entitled to receive, in preference to the holders of the Series A, Series B, Series C and Series X Preferred Stock and the common stock, an amount equal to $3.80 per share. Once the distributions to the holders of the Series E and Series D Preferred Stock have been made in full, the holders of Series A, Series B and Series C Preferred Stock, in preference to the holders of the Series X Preferred Stock and the common stock, shall share ratably in any distribution of assets in proportion to their respective preference amounts of $3.40, $7.80 and $12.35 per share, respectively. Once the distributions to the holders of the Senior Redeemable Preferred Stock have been made in full, the holders of Series X Preferred Stock shall be entitled to receive, in preference to the holders of common stock, an amount equal to $4.35 per share.

          Any assets remaining following the full distributions to the holders of the Preferred Stock will be distributed ratably among the common stockholders.

Conversion

          Each share of Series A, Series B, Series C, Series D, Series E and Series X Preferred Stock may be converted at any time, at the option of the stockholder, into approximately 2.00, 2.36, 2.53, 2.00, 1.00 and 1.00 shares of common stock, respectively, subject to certain antidilution adjustments for the Senior Redeemable Preferred Stock. Upon the closing of a public offering of Mainspring common stock involving aggregate proceeds to Mainspring of at least $15 million and a per share price of not less than $11.70, all shares of Preferred Stock will automatically convert into common stock. Upon the conversion of at least 60% of the Series A, Series B, Series C, Series D and Series X Preferred Stock, taken together as a class, into common stock by its holders, all remaining shares of such series of Preferred Stock will automatically convert into common stock. Upon the conversion of at least 76% of the Series E Preferred Stock, all remaining shares of such series of Preferred Stock will automatically convert into common stock.

          The following table summarizes the effect of conversion of Preferred Stock into common stock and its impact on unaudited pro forma weighted-average shares outstanding:

	December 31, 1999				March 31, 2000 (unaudited)
	Preferred shares outstanding	Common stock conversion ratio	Common stock equivalent shares	Increase in weighted- average unaudited pro forma shares outstanding	Preferred shares outstanding	Common stock conversion ratio	Common stock equivalent shares	Increase in weighted- average unaudited pro forma shares outstanding
Preferred Stock:
Series A	1,205,884	2.00	2,411,768	2,411,768	1,205,884	2.00	2,411,768	2,411,768
Series B	896,159	2.36	2,118,969	2,118,969	896,159	2.36	2,118,969	2,118,969
Series C	225,103	2.53	568,521	568,521	225,103	2.53	568,521	568,521
Series D	1,315,790	2.00	2,631,580	2,412,282	1,315,790	2.00	2,631,580	2,631,580
Series E	4,400,001	1.00	4,400,001	733,334	4,426,668	1.00	4,426,668	4,417,779
Series X	—	1.00	—	—	229,744	1.00	229,744	153,162

	8,042,937		12,130,839	8,244,874	8,299,348		12,387,250	12,301,779

MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The weighted-average unaudited pro forma shares outstanding reflects the period such Preferred Stock was outstanding. Series D and Series E Preferred Stock are not included for the entire fiscal year as these securities were issued during fiscal 1999.

          At December 31, 1999, Mainspring has reserved 12,590,839 shares of its common stock for issuance upon conversion of the Preferred Stock.

Redemption

          At the request of at least 60% of the holders of the Senior Redeemable Preferred Stock, Mainspring will redeem all outstanding shares of the Senior Redeemable Preferred Stock in three equal annual installments beginning in December 2002. The redemption rights are cumulative, such that any shares subject to redemption not redeemed may be carried forward. In the event of redemption, each holder of the Series A, Series B, Series C, Series D and Series E Preferred Stock would be entitled to receive the greater of $3.40, $7.80, $12.35, $3.80 and $7.50 per share, respectively, plus all declared but unpaid dividends, or the fair market value of each series as mutually agreed by a majority of the independent members of Mainspring’s Board of Directors and the holders of a majority of each series of the Senior Redeemable Preferred Stock, or as otherwise defined in Mainspring’s charter. The Senior Redeemable Preferred Stock is being accreted, using the interest method and a current estimate of fair value, over the redemption period.

Voting Rights

          Each holder of the Preferred Stock is entitled to the number of votes equal to the number of shares of Mainspring’s common stock into which such holder’s shares are convertible at the record date for such vote.

Warrants to Purchase Series X Convertible Preferred Stock

          In September 1999, Mainspring entered into an alliance agreement with Bain & Company, Inc. (“Bain”). Pursuant to the terms of this agreement, Bain agreed to provide consulting resources in exchange for warrants to purchase up to 230,000 shares of Series X Preferred Stock at an exercise price of $0.01 per share. The warrants vest as follows: 30,000 shares upon signing of the agreement; 100,000 upon completion of three months of service, as defined in the agreement; and 100,000 upon completion of six months of service, as defined in the agreement. At December 31, 1999, 130,000 warrants have vested pursuant to the agreement. In accordance with EITF No. 96-18, Mainspring measures the value of the services provided by calculating the fair value of the warrants on the vesting dates. For periods prior to vesting, an estimate of fair value is used based upon the current fair value at the balance sheet date. The resulting charge is recorded over the service period in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” Mainspring has recorded $1,602,950 in research and development expenses for the year ended December 31, 1999 pursuant to these warrants.

Beneficial Conversion Feature

          In December 1999, Mainspring issued 66,667 shares of Series E Preferred Stock to E-Squam Investors I, L.P., an affiliate of Bain at $7.50 per share. When issued, each share of Series E Preferred Stock, was convertible into one share of common stock, which represents a discount from the fair value of common stock on the date of issuance of $8.50 per share. The value attributable to this conversion right represents an incremental yield, or a beneficial conversion feature. Since Bain is performing consulting services for Mainspring as described above, the value attributable to this conversion right of $66,667 was recorded as research and development expense during the year ended December 31, 1999.
MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Undesignated Preferred Stock

          At December 31, 1999, Mainspring was authorized to issue up to 6,497,063 shares of preferred stock (the “Undesignated Preferred Stock”). Issuances of the Undesignated Preferred Stock may be made at the discretion of the Board of Directors of Mainspring (without stockholder approval) with designations, rights and preferences as the Board of Directors may determine from time to time which may be more expansive than the rights of the holders of the Preferred Stock and the common stock.

Common Stock

          In September 1997, an aggregate of 145,780 unvested common shares were contributed to Mainspring by its two founders. These shares were immediately canceled and a corresponding increase in the number of shares available for issuance pursuant to the 1996 Omnibus Stock Plan was authorized (Note 7).

          In connection with the resignation of one of its founders, Mainspring repurchased 236,366 shares of unvested common stock held by that individual at a price of $.005 per share in March 1998. In August 1998, Mainspring repurchased 379,160 shares of vested common stock from the same individual at a price of $0.62 per share. These shares were immediately canceled and a corresponding increase in the number of shares available for issuance pursuant to the 1996 Omnibus Stock Plan was authorized (Note 7).

          In connection with the resignation of one of its employees, Mainspring repurchased 4,000 shares of common stock held by that individual at a price of $0.62 per share. These shares are held in treasury and carried at cost at December 31, 1998 and 1999.

7.    1996 Stock Plan

          During 1996, Mainspring adopted the 1996 Omnibus Stock Plan (the “1996 Plan”). The 1996 Plan provides for the granting of incentive and nonqualified stock options to employees, consultants and directors of Mainspring. As amended, the total number of shares of common stock that may be issued pursuant to the exercise of options granted under the 1996 Plan is 3,926,908 at December 31, 1999. The exercise price of each stock option shall be specified by the Board of Directors at the time of grant. However, incentive stock options may not be granted at less than the fair market value of Mainspring’s common stock at the date of grant or for a term in excess of ten years. For holders of more than 10% of Mainspring’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of Mainspring’s common stock at the date of grant or for a term greater than five years. Options granted under the 1996 Plan to date generally vest either over a four-year period for employees or over the service period for nonemployees and generally expire ten years from the date of grant.

           Mainspring applies APB Opinion No. 25 in accounting for its Stock Plan for stock options granted to employees. Had Mainspring determined compensation cost based on the fair value at the grant date for employee stock options under SFAS No. 123, Mainspring’s net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	Year ended December 31,
	1997	1998	1999
Net loss
As reported	$(5,427,473)	$(5,163,150)	$(12,694,389)
Pro forma	(5,448,395)	(5,220,988)	(13,779,432)
Basic and diluted net loss per share
As reported	$ (4.81)	$ (3.40)	$ (12.44)
Pro forma	(4.83)	(3.44)	(13.13)
MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Because the determination of the fair value of all options granted after Mainspring becomes a public entity will include an expected volatility factor, additional option grants are expected to be made subsequent to December 31, 1999 and most options vest over several years, the above pro forma effects are not necessarily indicative of the pro forma effects on future years.

          Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option pricing model to apply the minimum value method with the following weighted-average assumptions used for grants made during the years ended December 31, 1997, 1998 and 1999:

	Year ended December 31,
	1997	1998	1999
Expected option term (years)	5	5	5
Risk-free interest rate	6.2%	5.2%	5.7%
Dividend yield	0.0%	0.0%	0.0%

          A summary of the status of Mainspring’s stock options as of December 31, 1997, 1998 and 1999, and changes during the years then ended is presented below:

	1997		1998		1999
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Outstanding at beginning of year	414,376	$.17	900,330	$.40	1,365,242	$ .55
Granted	816,796.47		1,022,664.62		1,938,234	2.06
Exercised	(17,014)	.19	(9,012)	.18	(384,118)	.49
Canceled	(313,828)	.30	(548,740)	.45	(264,060)	1.00

Outstanding at end of year	900,330	$.40	1,365,242	$.55	2,655,298	$1.62

Options exercisable at end of year	145,072	$.22	269,484	$.38	546,627	$1.35

Weighted-average fair value of options granted during the year (all granted at fair value for 1997 and 1998 and all granted below fair value for 1999)	$ .12		$ .14		$ 5.31

Options available for future grant	263,628		405,230		861,466

          The following table summarizes information about stock options outstanding at December 31, 1999:

Exercise price	Options outstanding	Weighted- average remaining contractual life (in years)	Options exercisable
$0.17—$0.62	1,000,439	8.4	275,952
$2.00—$2.20	1,136,600	8.7	225,600
$2.50—$5.00	518,259	9.9	45,075

	2,655,298		546,627

MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation

          During the year ended December 31, 1999, Mainspring granted stock options to employees for the purchase of 180,350 shares of its common stock with an exercise price of $0.62 per share; 913,925 shares of its common stock with an exercise price of $2.00 per share; 221,425 shares of its common stock with an exercise price of $2.20 per share; 495,050 shares of its common stock with an exercise price of $2.50 per share and 39,484 shares of its common stock with an exercise price of $5.00 per share. During the three months ended March 31, 2000 (unaudited), Mainspring granted stock options to employees for the purchase of 267,625 shares of its common stock with an exercise price of $5.00 per share and 2,076,950 shares of its common stock with an exercise price of $9.00 per share. Mainspring recorded deferred compensation relating to the options granted in 1999 and in the three months ended March 31, 2000 totaling $8,839,431 and $1,525,625 (unaudited), respectively, representing the differences between the estimated fair market value of the common stock on the date of grant and the exercise price. Compensation expense related to these options is being amortized over the related vesting periods.

8.    Income Taxes

          Net deferred tax assets consist of the following:

	December 31,
	1998	1999
Net operating loss carryforwards	$4,706,000	$ 8,462,000
Research and development credit carryforwards	115,000	87,000
Accrued expenses	203,000	439,000
Other	16,000	287,000

Gross deferred tax assets	5,040,000	9,275,000
Deferred tax asset valuation allowance	(5,040,000)	(9,275,000)

	$ —	$ —

           Realization of deferred tax assets is dependent upon the generation of future taxable income. Mainspring has provided a valuation allowance for the full amount of its deferred tax assets since it is more likely than not these future benefits will not be realized. If Mainspring achieves future profitability, these deferred tax assets could be available to offset future income taxes.

          At December 31, 1999, Mainspring has federal and state net operating loss carryforwards of approximately $21,062,000 and $20,750,000, respectively, available to reduce future taxable income which expire at various dates between 2001 and 2019. The Company also has federal and state research and development tax credit carryforwards of approximately $74,000 and $35,000, respectively, available to reduce future tax liabilities which expire at various dates between 2011 and 2013.

          Under the Internal Revenue Code, certain substantial changes in Mainspring’s ownership could result in an annual limitation on the amount of net operating loss and tax credit carryforwards which can be utilized in future years to offset future taxable income and tax liabilities.

9.    Employee Savings Plan

          In 1999, Mainspring established a 401(k) Retirement/Savings Plan (“the 401(k) plan”) which covers all full-time employees. The 401(k) plan allows eligible employees to make contributions up to a specified annual maximum contribution, as defined. Under the 401(k) plan, Mainspring may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. Mainspring did not contribute to the 401(k) plan in 1999.
MAINSPRING COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Commitments and Contingencies

Operating Leases

           Mainspring leases its facilities and certain equipment under noncancelable operating leases which expire at various dates through September 2009. Future minimum lease payments due under operating leases are as follows:

2000	$ 2,451,000
2001	3,423,000
2002	3,485,000
2003	3,564,000
2004	3,580,000
2005 and Thereafter	6,404,000

$22,907,000

          Rent expense under operating leases (net of related sublease income) totaled approximately $339,000, $285,000 and $446,900 for the years ended December 31, 1997, 1998 and 1999, respectively.

Legal Proceedings

           Mainspring is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on Mainspring’s financial position or results of operations.

11.    Subsequent Events

2000 Stock Option and Incentive Plan

           Mainspring’s 2000 Stock Option and Incentive Plan (“2000 Option Plan”) was adopted by the Board of Directors on February 9, 2000. A total of 5,000,000 shares of common stock have initially been reserved for issuance under the 2000 Option Plan. The 2000 Option Plan provides that the number of shares authorized for issuance will automatically increase annually by 8% of the outstanding number of shares of common stock and the number of shares of common stock issuable pursuant to the exercise of outstanding options, up to a maximum of an additional 5,000,000 shares of common stock per year. Under the terms of the 2000 Option Plan, Mainspring is authorized to grant incentive stock options as defined under the Internal Revenue Code, nonqualified options, stock awards or opportunities to make direct purchases of common stock to employees, officers, directors, consultants and advisors of Mainspring and its subsidiaries.

2000 Non-Employee Director Stock Option Plan

           Mainspring’s 2000 Non-Employee Director Stock Option Plan (“Director Plan”) was adopted by the Board of Directors on February 9, 2000 and becomes effective on the date on which Mainspring’s common stock is registered under the Exchange Act. A total of 200,000 shares of common stock have been authorized for issuance under the Director Plan.

          Under the Director Plan, each nonemployee director who is or becomes a member of the Board of Directors is automatically granted on the date on which the common stock becomes registered under the Exchange Act or, if not a director on that date, the date first elected to the Board of Directors, an initial option to purchase 20,000 shares of common stock which will vest quarterly over four years in equal installments. Thereafter, each nonemployee director will automatically be granted an annual option to purchase 3,000 shares of common stock, which will vest quarterly over that year in equal installments. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. Unexercisable options terminate when the director ceases to be a director for any reason other than death or permanent disability. Vested options may be exercised at any time during the option term. The term of the Director Plan is ten years, unless sooner terminated by a vote of the Board of Directors.

2000 Employee Stock Purchase Plan

          The 2000 Employee Stock Purchase Plan (“Stock Purchase Plan”) was adopted by the Board of Directors on February 9, 2000 and becomes effective on the date on which Mainspring’s common stock is registered under the Exchange Act. The Stock Purchase Plan provides for the issuance of up to an aggregate of 1,000,000 shares of common stock to participating employees. The Stock Purchase Plan provides that the number of shares authorized for issuance under the Stock Purchase Plan will automatically increase annually by 2% of the outstanding number of shares of common stock, up to a maximum of an additional 1,000,000 shares of common stock per year.

          All employees who have completed three months of employment with Mainspring and whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the Stock Purchase Plan. The right to purchase common stock under the Stock Purchase Plan will be made available through a series of offerings. On the first day of an offering period, Mainspring will grant to each eligible employee who has elected in writing to participate in the Stock Purchase Plan an option to purchase shares of common stock. The employee will be required to authorize an amount, between 1% and 20% of the employee’s compensation, to be deducted from the employee’s pay during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercisable price, to the extent of accumulated payroll deductions. Under the terms of the Stock Purchase Plan, the option exercise price is an amount equal to 85% of the fair market value of one share of common stock on either the first or last day of the offering period, whichever is lower. No employee may be granted an option that would permit the employee’s rights to purchase common stock to accrue in excess of $25,000 in any calendar year. Options granted under the Stock Purchase Plan terminate upon an employee’s voluntary withdrawal from the plan at any time or upon termination of employment.

Agreement with an Affiliate

          In February 2000, Mainspring entered into an agreement with an affiliate of one of its principal stockholders to provide Internet strategy due diligence services on investments of the affiliate. Revenue from this agreement was $34,000 (unaudited) through March 31, 2000.

Loan to Executive Officer

          On March 15, 2000, Mainspring loaned $225,000 to an executive officer under a full recourse promissory note bearing interest at 8.75% and which is due on March 15, 2002. Accrued interest will be forgiven on the note if Mainspring continues to employ the executive officer for two years.

[INSIDE BACK COVER ARTWORK]

           Multicolor background with the heading, “Mainspring’s eStrategy APPROACH”, written in black and red letters, followed by the text, “Our approach to eStrategy enables our clients to address complex strategy issues that span new business, customer, brand, and technology requirements.” Multicolor quadrants with multicolor figures in each quadrant. From top-left and moving clockwise: the first quadrant includes the heading, “Build the Business Model”, followed by the text, “Define the business model and estimate the investment required.”; the second quadrant includes the heading, “Create the Customer Experience”, followed by the text, “Develop a complementary creative strategy that defines the customer experience.”; the third quadrant includes the heading, “Commercialize the Business Plan”, followed by the text, “Outline an organizational structure, financial approach, and launch plan.”; and the fourth quadrant includes the heading, “Define the Solution Architecture”, followed by the text, “Define a set of technologies that form the solution for the business model.”

[MAINSPRING LOGO APPEARS HERE]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$ 15,312
NASD filing fee	5,330
Nasdaq National Market listing fee	95,000
Printing and engraving expenses	175,000
Legal fees and expenses	350,000
Accounting fees and expenses	325,000
Transfer agent and registrar fees and expenses	85,000
Miscellaneous	99,358

Total	$1,150,000

           Mainspring will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

          The Delaware General Corporation Law and the Company’s charter provide for indemnification of the Company’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company’s corporate charter and by-laws filed as Exhibits 3.1 and 3.4 hereto, respectively.

          The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

          The Company currently carries a directors’ and officers’ insurance policy and intends to increase its coverage amounts under this policy.

Item 15. Recent Sales of Unregistered Securities.

          In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act:

          On September 26, 1997, we issued an aggregate of 225,103 shares of its Series C Preferred Stock for aggregate consideration of $2,780,022.05 to a group of venture capital investors.

          On February 8, 1999, we issued an aggregate of 1,315,790 shares of its Series D Preferred Stock for aggregate consideration of $5,000,002 to a group of venture capital investors and high net-worth individuals.

          On November 18, 1999, December 23, 1999 and February 10, 2000, we issued an aggregate of 4,426,668 shares of its Series E Preferred Stock for aggregate consideration of $33,200,010 to a group of venture capital investors, high net-worth individuals and senior executive officers.

           Each of the above issuances was made in reliance upon Rule 506 under the Securities Act.

          On September 2, 1999, we issued a warrant to purchase 230,000 shares of Series X Preferred Stock to a strategic partner in reliance upon Section 4(2) of the Securities Act. We issued 229,744 shares of Series X Preferred Stock on March 1, 2000 upon the exercise of this warrant.

          From January 1, 1997 to March 31, 2000, the Company has issued options to purchase an aggregate of 4,713,769 shares of common stock under the 1996 Omnibus Stock Plan, exercisable at a weighted average price of $2.62 per share. From January 1, 1997 to March 31, 2000, options to purchase 755,331 shares, which were granted under the 1996 Omnibus Stock Plan, had been exercised. From February 9, 2000 to March 31, 2000, the Company has issued options to purchase an aggregate of 1,410,500 shares of common stock under the 2000 Stock Option and Incentive Plan, exercisable at a weighted average exercise price of $9.00 per share. From February 9, 2000 to March 31, 2000, none of the options granted under the 2000 Stock Option and Incentive Plan had been exercised. The options were issued in reliance upon Rule 701 of the Securities Act or Section 4(2) of the Securities Act.

          No underwriters were involved in the foregoing sales of securities.

Item 16. Exhibits and Financial Statement Schedules.

          (a) Exhibits:

Exhibit No	Exhibit
†1.1	Form of Underwriting Agreement
*3.1	Fourth Amended and Restated Certificate of Incorporation of Mainspring currently in effect
*3.2	Form of Fifth Amended and Restated Certificate of Incorporation of Mainspring to be filed with the Secretary of State of Delaware and effective upon the effectiveness of the registration statement
*3.3	By-laws of Mainspring currently in effect
*3.4	Form of Amended and Restated By-Laws of the Company to be effective upon the effectiveness of the offering
*3.5	Form of Certificate of Amendment to Fourth Amended & Restated Certificate of Incorporation of Mainspring
*4.1	Specimen certificate for shares of Mainspring’s common stock
*5.1	Form of legal opinion of Testa, Hurwitz & Thibeault, LLP
*10.1	Mainspring Communications, Inc. 1996 Omnibus Stock Plan, as amended
†10.2	Mainspring Communications, Inc. 2000 Stock Plan
†10.3	Mainspring Communications, Inc. 2000 Employee Stock Purchase Plan
†10.4	Mainspring Communications, Inc. 2000 Non-Employee Director Stock Option Plan
*10.5	Full Recourse Promissory Note, dated August 31, 1999, between the Company, as lender, and Ming Tsai
*10.6	Lease Agreement, dated as of July 31, 1996, between the Company and River Front Office Park
Associates II Limited Partnership for office space located at One Main Street, Cambridge,
Massachusetts 02142
*10.7	Amendment No. 1 to Agreement of Lease, dated September 1998, between the Company and
Riverfront Office Park Associates II Limited Partnership for office space located at One Main Street,
Cambridge, Massachusetts 02142
*10.8	Amendment No. 2 to Agreement of Lease, dated November 30, 1998, between the Company and
Riverfront Office Park Associates II Limited Partnership for office space located at One Main Street,
Cambridge, Massachusetts 02142
*10.9	Amendment No. 3 to Agreement of Lease, dated January 31, 2000, between the Company and BRE Riverfront LLC for office space located at One Main Street, Cambridge, Massachusetts 02142

Exhibit No	Exhibit
*10.10	Lease Agreement, dated January 2000, between the Company and 404 Fifth LLC for office space located at 404 Fifth Avenue, New York, New York 10018
*10.11	Series E Preferred Stock Purchase Agreement, dated November 18, 1999, between the Company and the several Purchasers set forth on Schedule 1.1 thereto
†10.12	Employment Agreement between the Company and John Connolly.
*10.13	Amendment No. 4 to Agreement of Lease, dated March 10, 2000, between the Company and BRE/Riverfront LLC for office space located at One Main Street, Cambridge, Massachusetts 02142
*10.14	Full Recourse Promissory Note, dated March 15, 2000, between the Company, as lender, and Michael J. Armano
*11.1	Statement re: computation of per share earnings
*21.1	Subsidiaries of the Company
†23.1	Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.01)
**23.2	Consent of PricewaterhouseCoopers LLP
*24.1	Power of Attorney (contained on signature page on II-4)
**24.2	Power of Attorney of Lawrence P. Begley
*27.1	Financial Data Schedule
**27.2	Financial Data Schedule
*99.1	Consent of Lawrence Begley

†	To be filed by amendment

*	Previously filed
**	Filed herewith

          (b) Financial Statement Schedules

Schedule II-Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charged to operations	Deductions	Balance at end of period
Year ended December 31, 1997
Reserves and allowances deducted from asset accounts
Valuation allowance for deferred tax assets	$ 712,000	2,159,000	—	$2,871,000
Allowance for doubtful accounts	—	10,000	—	10,000

Year ended December 31, 1998
Reserves and allowances deducted from asset accounts
Valuation allowance for deferred tax assets	$2,871,000	2,169,000	—	$5,040,000
Allowance for doubtful accounts	10,000	80,000	—	90,000

Year ended December 31, 1999
Reserves and allowances deducted from asset accounts
Valuation allowance for deferred tax assets	$5,040,000	4,235,000	—	$9,275,000
Allowance for doubtful accounts	90,000	—	6,000	84,000

          All other schedules are omitted because they are not applicable or the required information is shown in the other Financial Statements or Notes thereto.

Item 17. Undertakings.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 14 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Company hereby undertakes: (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on this 16th day of June, 2000.

MAINSPRING COMMUNICATIONS, INC.

/S / MARK VERDI
By:
Mark Verdi
Chief Financial Officer, Senior Vice President, Finance and Operations, Treasurer and Director

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John Connolly	Chairman, President and Chief Executive Officer (principal executive officer)	June 16, 2000

/S / MARK VERDI Mark Verdi	Chief Financial Officer, Senior Vice President, Finance and Operations, Treasurer and Director (principal financial officer and principal accounting officer)	June 16, 2000

* Bruce Barnet	Director	June 16, 2000

* Anthony Brenner	Director	June 16, 2000

* Jerome Colonna	Director	June 16, 2000

* William S. Kaiser	Director	June 16, 2000

* Paul A. Maeder	Director	June 16, 2000

* Brian Nairn	Director	June 16, 2000

/s/ Lawrence P. Begley Lawrence P. Begley	Director	June 16, 2000

*By: /S / MARK VERDI Mark Verdi Attorney-in-Fact

Exhibit Index

Exhibit No	Exhibit
†1.1	Form of Underwriting Agreement
*3.1	Fourth Amended and Restated Certificate of Incorporation of Mainspring currently in effect
*3.2	Form of Fifth Amended and Restated Certificate of Incorporation of Mainspring to be filed with the Secretary of State of Delaware and effective upon the effectiveness of the registration statement
*3.3	By-laws of Mainspring currently in effect
*3.4	Form of Amended and Restated By-Laws of the Company to be effective upon the effectiveness of the offering
*3.5	Form of Certificate of Amendment to Fourth Amended & Restated Certificate of Incorporation of Mainspring
*4.1	Specimen certificate for shares of Mainspring’s common stock
*5.1	Form of legal opinion of Testa, Hurwitz & Thibeault, LLP
*10.1	Mainspring Communications, Inc. 1996 Omnibus Stock Plan, as amended
†10.2	Mainspring Communications, Inc. 2000 Stock Plan
†10.3	Mainspring Communications, Inc. 2000 Employee Stock Purchase Plan
†10.4	Mainspring Communications, Inc. 2000 Non-Employee Director Stock Option Plan
*10.5	Full Recourse Promissory Note, dated August 31, 1999, between the Company, as lender, and Ming Tsai
*10.6	Lease Agreement, dated as of July 31, 1996, between the Company and River Front Office Park
Associates II Limited Partnership for office space located at One Main Street, Cambridge,
Massachusetts 02142
*10.7	Amendment No. 1 to Agreement of Lease, dated September 1998, between the Company and
Riverfront Office Park Associates II Limited Partnership for office space located at One Main Street,
Cambridge, Massachusetts 02142
*10.8	Amendment No. 2 to Agreement of Lease, dated November 30, 1998, between the Company and
Riverfront Office Park Associates II Limited Partnership for office space located at One Main Street,
Cambridge, Massachusetts 02142
*10.9	Amendment No. 3 to Agreement of Lease, dated January 31, 2000, between the Company and BRE Riverfront LLC for office space located at One Main Street, Cambridge, Massachusetts 02142
*10.10	Lease Agreement, dated January 2000, between the Company and 404 Fifth LLC for office space located at 404 Fifth Avenue, New York, New York 10018
*10.11	Series E Preferred Stock Purchase Agreement, dated November 18, 1999, between the Company and the several Purchasers set forth on Schedule 1.1 thereto
†10.12	Employment Agreement between the Company and John Connolly.
*10.13	Amendment No. 4 to Agreement of Lease, dated March 10, 2000, between the Company and BRE/Riverfront LLC for office space located at One Main Street, Cambridge, Massachusetts 02142
*10.14	Full Recourse Promissory Note, dated March 15, 2000, between the Company, as lender, and Michael J. Armano
*11.1	Statement re: computation of per share earnings
*21.1	Subsidiaries of the Company
†23.1	Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.01)
**23.2	Consent of PricewaterhouseCoopers LLP
*24.1	Power of Attorney (contained on signature page on II-4)
**24.2	Power of Attorney of Lawrence P. Begley
*27.1	Financial Data Schedule
**27.2	Financial Data Schedule
*99.1	Consent of Lawrence Begley

†	To be filed by amendment

* Previously filed
**Filed herewith